Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2018

November 7, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for The Stars Group Inc. on a consolidated basis, for the three and nine months ended September 30, 2018. References to “The Stars Group” or the “Corporation” in this MD&A refer to The Stars Group Inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2018 (the “Q3 2018 Financial Statements”), the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2017 (the “2017 Annual Financial Statements”) and Management’s Discussion and Analysis thereon (the “2017 Annual MD&A”), and the Corporation’s annual information form for the year ended December 31, 2017 (the “2017 Annual Information Form” and together with the 2017 Annual Financial Statements and 2017 Annual MD&A, the “2017 Annual Reports”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.starsgroup.com.

For reporting purposes, the Corporation prepared the Q3 2018 Financial Statements in U.S. dollars and, unless otherwise indicated, in conformity with International Accounting Standard 34—Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Q3 2018 Financial Statements. Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in and to U.S. dollars, references to “EUR” or “€” are to European Euros, references to “GBP” or “£” are to British pound sterling, references to “CDN” or “CDN $” are to Canadian dollars and references to “AUD” or “AUD $” are to Australian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Q3 2018 Financial Statements.

As previously disclosed, commencing with the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2018, the Corporation revised the composition of its reporting segments and the manner in which it reports its operating results. The Corporation believes that this presentation better reflects its current and expected management and operational structure. Following the SBG Acquisition (as defined below) and beginning with the Q3 2018 Financial Statements and this MD&A, the Corporation added an additional reporting segment and currently has three reporting segments, International, United Kingdom and Australia, each with certain major lines of operations, and a corporate cost center, all as further described below.

The International segment currently includes the business operations of Stars Interactive Group (as defined below) and consists of The Stars Group’s existing business prior to the SBG Acquisition and the Australian Acquisitions (as defined below); the United Kingdom segment currently includes the business operations of Sky Betting & Gaming (as defined below); and the Australia segment currently includes the business operations of BetEasy (as defined below). Prior quarterly and annual segmental results and information presented in this MD&A have been recast to be presented in a manner consistent with the changed reporting segments. See “Segment Results of Operations” below and note 6 of the Q3 2018 Financial Statements for additional information on the Corporation’s reporting segments.

As at September 30, 2018, the Corporation had up to four major lines of operations within its reporting segments, as applicable: real-money online poker (“Poker”), real-money online betting (“Betting”), real-money online casino gaming and, where applicable, bingo (collectively, “Gaming”), and other gaming-related revenues, including, without limitation, revenues from social and play-money gaming, live poker events, branded poker rooms, Oddschecker and other nominal sources of revenue (collectively, “Other”). As it relates to these lines of operation, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms, as applicable.

This MD&A references non-IFRS financial measures, including those under the headings “Limitations of Key Metrics, Other Data and Non-IFRS Measures”, “Key Metrics and Non-IFRS Measures”, “Consolidated Results of Operations and Cash Flows”, “Segment Results of Operations”, and “Reconciliations” below. The Corporation believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies and may not be comparable to similar meanings prescribed by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on the Corporation’s operating results.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction, and unless the context requires otherwise or otherwise defined (particularly as it relates to the Gaming segment as used in this MD&A and the Q3 2018 Financial Statements, which currently only includes real-money online casino and, where applicable, bingo revenues), all references in this MD&A to “gaming” include all online gaming (e.g., poker, casino and bingo) and betting.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to November 7, 2018, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the Q3 2018 Financial Statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, the Q3 2018 Financial Statements, the 2017 Annual Reports and the Corporation’s prospectus supplement dated June 21, 2018 to the short form base shelf prospectus dated January 16, 2018 (the “2018 Prospectus Supplement”), contain certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions. For example, see “Overview and Outlook”, “Key Metrics and Non-IFRS Measures”, “Liquidity and Capital Resources” and “Recent Accounting Pronouncements”.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2017 Annual Information Form and in the “Risk Factors” section of the 2018 Prospectus Supplement: the heavily regulated industry in which the Corporation carries on its business; risks associated with interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate, and market its product offerings, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within addressable markets and industries; impact of inability to complete future or announced acquisitions or to integrate businesses successfully, including, without limitation, SBG (as defined below) and BetEasy; the Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; the Corporation’s secured credit facilities contain covenants and other restrictions that may limit the Corporation’s flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption taxes, and gaming duties; the Corporation’s exposure to greater than anticipated tax liability; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand and reliance on online and mobile telecommunications operators; systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; ability to obtain additional financing or to complete any refinancing on reasonable terms or at all; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; natural events; contractual relationships of SBG or the Corporation with Sky plc and/or its subsidiaries; counterparty risks; failure of systems and controls of the Corporation to restrict access to its products; reliance on scheduling and live broadcasting of major sporting events; macroeconomic conditions and trends in the gaming and betting industry; bookmaking risks; an ability to realize projected financial increases attributable to acquisitions and the Corporation’s business strategies; and an ability to realize all or any of the Corporation’s estimated synergies and cost savings in connection with acquisitions, including, without limitation, the SBG Acquisition and Australian Acquisitions. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2017 Annual Information Form, under the heading “Risk Factors” in the 2018 Prospectus Supplement, elsewhere in this MD&A and the 2017 Annual Reports and in other filings that The Stars Group has made and may make in the future with applicable securities authorities, should be considered carefully.

The foregoing list of important factors and assumptions may not contain all the material factors and assumptions that are important to shareholders and investors. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of November 7, 2018, and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements to reflect events and circumstances after the date hereof or to reflect the occurrence of unanticipated events, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS, OTHER DATA AND NON-IFRS MEASURES

Key Metrics and Other Data

The numbers for the Corporation’s key metrics, which include quarterly real-money active uniques (“QAUs”), quarterly net yield (“QNY”), net deposits (“Net Deposits”), Betting stakes (“Stakes”) and Betting net win margin percentage (“Betting Net Win Margin”), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. Such challenges and limitations may also affect the Corporation’s understanding of certain details of its business. In addition, the Corporation’s key metrics and related estimates, including the definitions and calculations of the same, may differ among reporting segments, from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in operations, product offerings, methodology and access to information. Moreover, the numerator of QNY is a non-IFRS measure. For important information on the Corporation’s non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis” above and “Key Metrics and Non-IFRS Measures” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

For example, the methodologies used to measure the Corporation’s customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions) and how certain data may be, among other things, integrated, analyzed and reported after the Corporation completes an acquisition or strategic transaction. Moreover, the Corporation’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being properly recorded or accurately included in the calculation of a particular key metric. In addition, as it relates to certain of the Corporation’s product offerings, customers are required to provide certain information when registering and establishing real-money accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would violate the Corporation’s applicable terms and conditions of use) and customers could take advantage of certain customer acquisition incentives to register and interact with the Corporation’s product offerings, but not actually deposit or transfer funds into their real-money accounts with the Corporation. Furthermore, customers may have more than one account across the Corporation’s brands that currently do not have common or shared account structure, which, if not properly recognized and accounted for, could lead to such customers being counted more than once. Although the Corporation typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Corporation regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. These changes may arise from time to time as a result of, among other things, the Corporation implementing new technology, software or accounting methods, engaging third-party advisors or consultants, or acquiring or integrating new assets, businesses or business units. The Corporation also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse), and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Additionally, all the Corporation’s metrics are subject to software bugs, inconsistencies in the Corporation’s systems and human error. Notwithstanding, the Corporation believes that any such irregularities, inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive the Corporation’s customer metrics to accurately represent its customer base or level of customer activity, or if it discovers material inaccuracies in its customer metrics, the Corporation may be subject to certain liability and its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

Non-IFRS Measures

To supplement its Q3 2018 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Earnings, Adjusted Diluted Net Earnings per Share, Free Cash Flow (each as defined below), and the numerator of QNY. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalent. Some of these limitations are:

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these non-IFRS financial measures exclude or are otherwise adjusted for the applicable items listed in the reconciliation tables under “Reconciliations” below and as set forth in the definitions of such measures; and

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the income or expenses, where applicable, that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the income or expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations. In addition, although certain excluded income or expenses may have been incurred in the past or may be expected to recur in the future, management believes it is appropriate to exclude such income or expenses at this time as it does not consider them as on-going core operating income or expenses as it relates specifically to the Corporation as compared to its peer companies. For example, the Corporation currently excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval, not for such expenses in jurisdictions where it (or any of its subsidiaries) currently operates, has customers, or holds a license or similar approval. Management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the Stars Interactive Group Acquisition (as defined below) or from matters not directly involving the Corporation or its current business. In addition, certain integration costs in relation to the SBG Acquisition and the Australian Acquisitions are or will be excluded as being more similar to acquisition-related costs rather than on-going core operating expenses. Over time, as management continues assessing its operations and calculating applicable non-IFRS measures, it currently believes that, subject to, among other things, unanticipated events or impacts of anticipated events, it should have fewer adjustments or the amounts of such adjustments should decrease over time with the exception of acquisition-related costs, which may be incurred from time to time based on the Corporation’s strategic initiatives.

See also the information presented under the heading “Management’s Discussion and Analysis” above and “Key Metrics and Non-IFRS Measures” below.

OVERVIEW AND OUTLOOK

Business Overview and Background

The Stars Group is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings. The Stars Group offers these products directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK.

The Stars Group’s primary business and main source of revenue is its online gaming businesses. These currently consist of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014 (the ‘‘Stars Interactive Group Acquisition’’), the operations of Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, “Sky Betting & Gaming” or “SBG”), which it acquired in July 2018 (the “SBG Acquisition”), and TSG Australia Pty Ltd (formerly CrownBet Holdings Pty Limited) and its subsidiaries and affiliates, including TSGA Holdco Pty Limited (formerly William Hill Australia Holdings Pty Ltd) and its subsidiaries and affiliates (“TSGA” and where the context requires, collectively, “BetEasy”), which it acquired an 80% equity interest in between February 2018 and April 2018 (BetEasy acquired TSGA in April 2018) (collectively, the “Australian Acquisitions”). The Stars Interactive Group is based in the Isle of Man and operates globally; SBG is based in and primarily operates in the United Kingdom, the largest regulated online gaming market in the world; and BetEasy is based in and primarily operates in Australia, the second largest regulated online gaming market in the world.

The Stars Group focuses on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of product offerings. The Stars Group places great emphasis on its customers, and its vision is to become the world’s favorite iGaming destination. It believes that creating a fun, safe and positive experience, providing high-quality and entertaining products, and delivering leading content and user experiences are important drivers to deliver this strategic vision. To achieve this vision, management continuously pursues certain ongoing principal strategic initiatives, including: (i) strengthening, expanding and diversifying its product offerings; (ii) expanding its geographic reach and promoting regulation of online gaming; (iii) continuing to elevate and improve the customer experience; and (iv) pursuing operational efficiencies.

Management believes that the SBG Acquisition and Australian Acquisitions are key components that will help The Stars Group deliver on these principal strategic initiatives. These acquisitions have helped to create a diversified group with leading positions across all key product verticals and in attractive markets. For example, these acquisitions provide The Stars Group with greater revenue diversification, with 73% of revenues being derived from regulated or locally taxed markets during the third quarter of 2018. The acquisitions also provide The Stars Group with additional exposure to online sports betting, the world’s largest and fastest growing online gaming segment. The Stars Group believes that these acquisitions will also allow it to significantly enhance its product technology as well as its customers’ online betting and gaming experience with the introduction of high-quality mobile-led product offerings to its ecosystem such as Sky Bet and BetEasy, and Sky Vegas and Sky Casino, respectively. The Stars Group believes it now has numerous competitive strengths, including, among others: (i) being one of the world’s largest online gaming companies in high-growth markets with structural tailwinds supporting future growth; (ii) having a geographically diverse presence, including leading positions in the world’s largest regulated markets; (iii) having defensible competitive advantages that support ongoing market share gains, including owning or licensing iconic and well-invested global brands reaching millions of customers, maintaining a leading technology platform that supports innovation, scalability and resilience, significant network effects in poker and free to play games, and a loyal and active customer base comprised primarily of an attractive demographic; (iv) having a platform that will support expansion into new markets, with the ability to potentially replicate large elements of the business, generating scalability and potentially high returns; and (v) generating strong Free Cash Flow due to top-line momentum, strong Adjusted EBITDA Margins and low capital expenditure requirements. In addition to these structural strengths, The Stars Group believes it has a proven management team with significant online gaming expertise and experience.

The Stars Group is the global leader in the online poker market, and currently estimates that PokerStars holds a significant majority of the market share of real-money poker player liquidity, or the volume of real-money online poker players, in regions where it offers real-money online poker and is among the leaders in play-money online poker player liquidity. The Stars Group has leading online casino offerings, including PokerStars Casino, which is one of the most popular online casinos in the world by its player base, Sky Casino, which offers a premium casino experience, and Sky Vegas, which primarily focuses on providing an entertaining environment for recreational players. The Stars Group also has emerging and leading sportsbooks, including BetStars, which is currently primarily focused on regulated jurisdictions within the European Union and United States online markets, Sky Bet, which is currently primarily focused on the regulated United Kingdom online betting market, and BetEasy, which currently operates primarily in the regulated Australian online betting market.

In addition to pursuing growth opportunities in poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion, improvements to the poker ecosystem (as discussed below), and increased marketing campaigns, The Stars Group believes there are potentially significant opportunities for further growth and diversification of revenues in the Gaming and Betting lines of operation. The Stars Group believes that such potential opportunities include both direct customer acquisition, leveraging its brand awareness, and cross-selling its new products to its existing customer base. The Stars Group continues to improve its online gaming and betting product offerings, expanding the range of its gaming content and broadening the range of its geographic markets. The Stars Group also continues to invest in product enhancements, improving the user experience of its websites, desktop and mobile applications. These improvements are accompanied by external marketing campaigns to both drive direct customer acquisition and improve cross-selling to existing customers, as well as expand the geographic reach of its product offerings.

The Corporation currently has plans for product enhancements, such as enhancing its web casino and mobile applications and adding to its portfolio of unique and custom promotion tools. These promotional tools should enable improved promotions and loyalty, with ongoing investment in its Stars Rewards cross-vertical loyalty program and its VIP treatment program and the overall customer experience.

In addition to online gaming and betting, The Stars Group currently intends to expand upon and explore other growth opportunities, including expanding upon its current social gaming offerings and pursuing other interactive entertainment opportunities.

The Stars Group believes it has a premier, scalable platform that allows it to diversify its product offerings both geographically and across major lines of operation and as such, continuously works to enhance this proprietary platform. The Corporation has invested significantly in its technology infrastructure since inception to provide a positive, best-in-class experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across its product offerings. The Stars Group dedicates nearly all of its research and development investments to its online gaming business, which seeks to provide broad market applications for products and services derived from its technology base, and expects to continue investing significantly in research and development in an effort to constantly improve customer experience and engagement. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, loyalty programs, and rebates and rewards (i.e., incentives).

The Stars Group also monitors and assesses its product offerings, including through advanced business intelligence analytics regarding customer engagement and behavior, to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. This includes implementing policies and controls over the use of abusive technological tools and software, assessing pricing and incentives, and introducing improvements to product ecosystems. In particular, The Stars Group has implemented, and continues to implement, policies and controls to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain poker customers over others. It has also made, and may continue to make, changes to its pricing and incentives to ensure that they align with the Corporation’s objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. For example, since the beginning of 2016, The Stars Group has improved its poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players) and reduce incentives for high-volume, net-withdrawing customers, and adjust the pricing on poker games and tournaments (also known as rake and tournament fees) on certain offerings (which resulted in an effective increase in pricing). The Corporation launched the Stars Rewards program in July 2017, which is an integrated cross vertical loyalty program focused on improving customer engagement, retention and the player experience.

The Stars Group anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high-volume, net-withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. The Stars Group believes these initiatives have led and may continue to lead to an increase in Net Deposits and/or QNY.

The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, including under third-party gaming licenses, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, which is currently its primary market, Australia, North America and elsewhere. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia and the Americas. The Stars Group anticipates a combined evolution of regulation of online gaming, including online poker, casino and/or betting, including with respect to shared liquidity, globally. The Stars Group supports the regulation of online gaming, including licensing and taxation regimes and pooled poker liquidity, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators and the gaming industry as a whole. The Stars Group expects to continue to invest substantial resources into these efforts, particularly in markets that management believes may in the future have the greatest impact on its business. The Stars Group strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure efficient taxation and promote regulated gameplay. The Stars Group also strives to be among the first licensed operators to, either directly or through third parties, obtain gaming licenses and/or approvals, participate in shared liquidity pools and provide online gaming to customers in newly-regulated jurisdictions, in each case to the extent it would be in furtherance of The Stars Group’s business goals and strategy and in compliance with its policies and procedures. See also “Regulatory Environment” in each of the 2017 Annual Information Form and the 2018 Prospectus Supplement.

The online gaming industry is heavily regulated and failure by The Stars Group to obtain or maintain applicable licensure or approvals, participate in shared liquidity pools or otherwise comply with applicable requirements, restrictions and prohibitions, could, among other things, be disruptive to its business and adversely affect its operations. The Stars Group may also be unable to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, in part due to laws and regulations governing this industry. For example, new gaming or gaming-related laws or regulations, changes in existing gaming or gaming-related laws or regulations, new interpretations of such laws or regulations or changes in the manner in which such laws and regulations are enforced, may materially hinder or prevent The Stars Group from continuing to operate in those jurisdictions where it currently conducts business or where its customers are located, which would harm its operating results and financial condition. For additional risks and uncertainties related to regulation, see “Risk Factors and Uncertainties—Risks Related to Regulation” in the 2017 Annual Information Form and under the heading “Risk Factors” in the 2018 Prospectus Supplement.

For additional information about The Stars Group, see the disclosure and discussion elsewhere in this MD&A, the 2017 Annual Reports and the 2018 Prospectus Supplement. For additional risks and uncertainties relating to, among other things, The Stars Group, its business, its customers, its regulatory and tax environment and the industries and geographies in which it operates or where its customers are located, see “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form and “Risk Factors” in the 2018 Prospectus Supplement as well as the risks and uncertainties contained elsewhere herein, the 2017 Annual Reports and in other filings that The Stars Group has made and may make in the future with applicable securities authorities.

Recent Corporate and Other Developments

Below is a general summary of certain recent corporate and other developments from the third quarter of 2018 through the date hereof. For additional corporate and other developments and highlights, see the 2017 Annual Reports, the 2018 Prospectus Supplement and “Further Information” below.

Equity Offering

As previously disclosed, on June 26, 2018, the Corporation closed an underwritten public offering of common shares of the Corporation (“Common Shares”) at a price of $38.00 per Common Share (the “Equity Offering”). The Corporation sold a total of 17,000,000 Common Shares and certain selling shareholders of the Corporation sold another 8,000,000 Common Shares. The net proceeds to the Corporation, after underwriting discounts and commissions, but before expenses of the Equity Offering payable by the Corporation, were $621.8 million. The Equity

Offering also included an over-allotment option granted to the underwriters to purchase an additional 1,875,000 Common Shares from the Corporation and 1,875,000 Common Shares from the selling shareholders at a price of $38.00 per Common Share. The underwriters exercised this over-allotment option in full on July 20, 2018, which closed on July 24, 2018 and resulted in additional net proceeds to the Corporation after underwriting discounts and commissions, but before expenses of the over-allotment option payable by the Corporation, of $68.6 million.

Acquisition of SBG and Appointment of Senior Management

As previously disclosed, on July 10, 2018, the Corporation completed the SBG Acquisition. The aggregate purchase price under the transaction agreements was $4.7 billion, of which $3.6 billion was paid in cash and the remainder was paid through the issuance of 37.9 million newly issued Common Shares. To finance the cash portion of the purchase price, repay the Previous First Lien Term Loans (as defined below) and repay SBG’s existing long-term debt, the Corporation used cash on its balance sheet and raised $4.567 billion in First Lien Term Loans (as defined below), $1.00 billion in Senior Notes (as defined below) and $621.8 million of net proceeds (before expenses), excluding the overallotment, from the issuance of additional Common Shares as a result of the Equity Offering. The Corporation also obtained a new Revolving Facility (as defined below) of $700.0 million of which it had drawn $100.0 million as of completion of the acquisition (collectively with the foregoing, the “SBG Financing”). See “Overview and Outlook—Recent Corporate and Other Developments—Equity Offering”, Liquidity and Capital Resources—Long-Term Debt” and note 11 in the Q3 2018 Financial Statements for additional information.

On October 11, 2018, the UK Competition and Markets Authority cleared the SBG Acquisition following its Phase 1 review under the Enterprise Act 2002, which permitted the Corporation to begin executing on its integration plans.

On that same day, the Corporation announced the appointment of Richard Flint as Executive Chairman of SBG, having previously served as the Chief Executive Officer of SBG, Ian Proctor as Chief Executive Officer of SBG, having previously served as Chief Financial Officer of SBG, and Conor Grant as Chief Operating Officer of SBG, having previously served as Director of SBG’s gaming brands, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker. Messrs. Flint and Proctor will report to the Corporation’s Chief Executive Officer, Rafi Ashkenazi, and Mr. Grant will report to Mr. Proctor.

Mandatory Conversion of Preferred Shares

On July 18, 2018, the Corporation completed the previously announced mandatory conversion of all of its issued and outstanding convertible preferred shares (“Preferred Shares”) as of such date and issued 51,999,623 Common Shares to the holders thereof. All Preferred Shares were cancelled and all rights associated therewith were terminated.

Prior to completion of the conversion, Polar Multi-Strategy Master Fund (and certain affiliated funds) and Verition Canada Master Fund Ltd. applied to the Ontario Superior Court of Justice for a declaration that the mandatory conversion would contravene The Stars Group’s articles of continuance. On July 17, 2018, the Superior Court ruled in favor of the Corporation and dismissed the application. As a result, the Corporation proceeded with the conversion as indicated above. The applicants subsequently appealed the Superior Court decision and in the appeal are seeking, among certain declarations, rescission of the conversion or potential damages and costs.

U.S. Sports Betting

On August 2, 2018, The Stars Group and Resorts Casino Hotel announced the extension of their existing partnership in the New Jersey regulated online gaming market to include online and mobile sports wagering through the Corporation’s BetStars brand alongside the already existing online poker and casino offering available through PokerStarsNJ. On August 10, 2018, The Stars Group and Mount Airy Casino Resort announced a partnership to enter Pennsylvania’s online sports wagering and gaming market where The Stars Group will offer to customers in Pennsylvania its online poker, casino (including slots and tables) and sports wagering products.

On September 13, 2018, The Stars Group announced the launch of its BetStars online sports betting brand in New Jersey through its partnership with Resorts Casino Hotel.

BetEasy

In August 2018, The Stars Group rebranded the businesses it had acquired in the Australian Acquisitions as one combined brand, BetEasy. During that same month, The Stars Group also substantially completed the migration of customers and platforms and integration of TSGA into BetEasy.

Repayment of Revolving Facility

On October 24, 2018, the Corporation fully repaid the outstanding $100.0 million, including accrued and unpaid interest, that it had drawn under its Revolving Facility in connection with the SBG Acquisition using cash on its balance sheet. For additional information, see “Liquidity and Capital Resources” below.

KEY METRICS AND NON-IFRS MEASURES

The Corporation reviews a number of metrics and measures, including those set forth below, to evaluate its business, measure performance, identify trends, formulate business plans and make strategic decisions. Although management may have provided other metrics and measures in the past, it continues to review and assess the importance, completeness and accuracy of such metrics and measures as it relates to its evaluation of the Corporation’s business, performance and trends affecting the same. This includes, without limitation, customer engagement, gameplay, depositing activity and various other customer trends, particularly following the introduction of certain previously announced improvements in the poker ecosystem to benefit and attract recreational customers and reduce incentives for high-volume, net-withdrawing customers, the introduction of certain customer acquisition initiatives, and the Corporation’s expansion in real-money online casino and sportsbook, including through acquisitions and strategic transactions, particularly the SBG Acquisition and the Australian Acquisitions. As such, management may determine that particular metrics or measures that may have been presented in the past may no longer be helpful or relevant to understanding the Corporation’s current and future business, performance or trends affecting the same, in particular as the Corporation expands its presence in existing or new jurisdictions, integrates previously acquired businesses such as SBG and BetEasy, and continues to grow its Gaming and Betting lines of operations. As a result, such historic metrics or measures may be removed, replaced, redefined or clarified, or new or alternative metrics or measures may be introduced. For each applicable period, management intends to provide such metrics and measures that it believes may be the most helpful and relevant to obtain a complete and accurate understanding of the Corporation’s business and performance, including on a consolidated and segmental basis and normalized measures of the same, and trends affecting the foregoing, in each case taking into account, among other things, the development of its product offerings, loyalty programs, customer acquisition efforts, expansion in new markets and verticals, and acquisitions and strategic transactions, if any.

In addition, the Corporation uses certain non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures or, in the case of Free Cash Flow, by cash that is not available for financial or operational use. The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

For additional information on how the Corporation calculates its key metrics and non-IFRS measures and factors that can affect such metrics and measures, see below and “Limitations of Key Metrics, Other Data and Non-IFRS Measures” above.

With respect to the International reporting segment, the Corporation provides applicable key metric trend information for each of the eight most recently completed quarterly periods, except for Stakes and Betting Net Win Margin, which are provided for the three and nine months ended September 30, 2018 and the comparative periods in 2017. With respect to the United Kingdom and Australia reporting segments, the Corporation currently provides applicable key metric information for the three and nine months ended September 30, 2018, in each case for the period following the respective acquisition, unless otherwise noted.

Non-IFRS measures for each segment (and on a consolidated basis), where applicable, are presented for the three and nine months ended September 30, 2018 and the comparative periods in 2017. Consolidated key metrics are not provided because management analyzes these key metrics primarily on a segment-by-segment basis due to differences in the nature of the applicable segment’s market, customer base and product offerings and because the Corporation is in the process of the integration and migration of customers and platforms with respect to the Australian Acquisitions (which management believes is substantially complete as of the date hereof), the integration of Sky Betting & Gaming, and the implementation of its new operating and reporting segments, and once complete, the Corporation may revise or remove currently presented key metrics or report certain additional or other key metrics in the future. Notwithstanding and unless the context otherwise requires, the Corporation believes that readers should consider the applicable key metrics together for each segment (but not on a consolidated basis) as customer growth and monetization trends reflected in such metrics are key factors that affect the Corporation’s revenues for the applicable segment.

For other important information on the Corporation’s key metrics and non-IFRS measures and limitations related to the use of such metrics and measures, see the information presented under the heading “Management’s Discussion and Analysis” and “Limitations of Key Metrics, Other Data and Non-IFRS Measures” above.

Key Metrics

Quarterly Real-Money Active Uniques (QAUs)

The Corporation defines QAUs for the International and Australia reporting segments as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with the Corporation at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager on during the applicable quarterly period. The Corporation defines “active unique customer” as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (Poker, Gaming and/or Betting, as applicable) within the applicable reporting segment. The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value.

The Corporation currently defines QAUs for the United Kingdom reporting segment (which currently includes the SBG business operations only) as active unique customers (online and mobile) who have settled a Stake or made a wager on any betting or gaming product within the relevant period. The Corporation defines unique for the United Kingdom reporting segment as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one line of operation. For the purpose of the three months ended September 30, 2018, QAUs for the United Kingdom reporting segment also include the applicable pre-acquisition period.

QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of usage on all its real-money product offerings, collectively. Trends in QAUs affect revenue and financial results by influencing the volume of activity, the Corporation’s product offerings, and its expenses and capital expenditures. QAUs are disclosed for each reporting segment on a combined basis for the Corporation’s relevant brands within that segment. See “Segment Results of Operations” below.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined revenue for its lines of operation (i.e., Poker, Gaming and/or Betting, as applicable), excluding Other revenues, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. The United Kingdom reporting segment’s definition of QNY includes revenue noted in the definition above for the full financial quarter, including the pre-acquisition period. QNY is a non-IFRS measure. For important information on the Corporation’s non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis” and “Limitations of Key Metrics, Other Data and Non-IFRS Measures” above.

Trends in QNY are a measure of growth as the Corporation continues to expand its applicable core real-money online product offerings. In addition, the trends in the Corporation’s ability to generate revenue on a per customer basis across its real-money online product offerings are reflected in QNY and are key factors that affect the Corporation’s revenue. QNY is disclosed for each reporting segment on a combined basis for the Corporation’s relevant brands within that segment. See “Segment Results of Operations” below. The Corporation also provides QNY on a constant currency basis but only for the International reporting segment in this MD&A as there are no reported comparative periods under IFRS with which to compare foreign currency exchange rates for the United Kingdom and Australia reporting segments given the applicable acquisition dates. For additional information on the Corporation’s constant currency revenues, see “Consolidated Results of Operations and Cash Flows—Foreign Exchange Impact on Revenue” and “Segment Results of Operations—International—Foreign Exchange Impact on Revenue”.

Net Deposits

The Corporation defines Net Deposits as the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into the Corporation’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value.

Net Deposits are closely correlated to the International segment’s reported revenue, as some or all of such deposits eventually become revenue if and when the deposits are used for applicable rake, or tournament fees. Trends in Net Deposits are used by management to gauge expected revenue performance across the International segment’s applicable lines of operations and are considered by management when making decisions with respect to applicable product offering changes, including but not limited to, the recent and continuing changes to the Corporation’s online poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players). Net Deposits are not, and should not be considered, representative of revenue bookings or deferred revenues. Net Deposits are disclosed for the International segment on a combined basis for the Corporation’s relevant brands within that segment. See “Segment Results of Operations” below.

Stakes and Betting Net Win Margin

The Corporation defines Stakes as betting amounts wagered on the Corporation’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the Betting line of operation for the period specified. Betting Net Win Margin is calculated as Betting revenue as a proportion of Stakes. The Corporation uses Stakes and Betting Net Win Margin as measures of the scale of its operations, the engagement of its customers and performance of its operations across its product offerings and geographic regions. Trends in Stakes are a measure of growth in the Corporation’s Betting line of operations as the Corporation continues to expand its applicable core real-money online betting offerings. Trends in Betting Net Win Margin are a measure of the favorability of the outcomes of sporting and other events and the impact of promotional offerings related to the Corporation’s betting offerings. Stakes and Betting Net Win Margin are disclosed for each segment on a combined basis for the Corporation’s relevant betting brands within that segment. See “Segment Results of Operations” below.

Non-IFRS Measures

The Corporation currently considers the following additional non-IFRS measures, reconciliations of which to their nearest IFRS measures are provided, as applicable, under “Reconciliations” below:

Adjusted EBITDA

The Corporation defines Adjusted EBITDA as net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “Reconciliations” below.

Adjusted EBITDA Margin

The Corporation defines Adjusted EBITDA Margin as Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings

The Corporation defines Adjusted Net Earnings as net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, net earnings (loss) on associate, and certain other items. In addition, beginning with this MD&A, adjustments are made for (i) the re-measurement of contingent consideration, which was previously included in, and adjusted for through, interest accretion, but starting with the Q3 2018 Financial Statements it is now a separate line item, (ii) the re-

measurement of embedded derivatives and ineffectiveness on cash flow hedges, each of which are new line items in the Q3 2018 Financial Statements, and (iii) certain non-recurring tax adjustments and settlements. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates, as set out in the reconciliation tables under “Reconciliations” below. The Corporation believes that the above-mentioned adjustments will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics and measures used by management in operating its business and making decisions. Adjusted Net Earnings and any other non-IFRS measures used by the Corporation that relies on or otherwise incorporates Adjusted Net Earnings that was reported for previous periods have not been restated under the updated definition on the basis that the Corporation believes that the impact of the change to those periods would not be material.

Adjusted Diluted Net Earnings per Share

The Corporation defines Adjusted Diluted Net Earnings per Share as Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc.  divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards, warrants and the Preferred Shares. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. See note 9 in the Q3 2018 Financial Statements. For the three and nine months ended September 30, 2018, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equalled 269,526,633 and 232,640,294, respectively, compared with 204,800,009 and 202,796,952 for the same periods in 2017, respectively.

Free Cash Flow

The Corporation defines Free Cash Flow as net cash flows from operating activities after adding back customer deposit liability movements, and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments), as set out in the reconciliation tables under “Reconciliations” below. The Corporation believes that removing movements in customer deposit liabilities provides a more meaningful understanding of its free cash flows as customer deposits are not available funds for the Corporation to use for financial or operational purposes.

CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

Summary consolidated results of operations, cash flows and certain other items of the Corporation for the three and nine months ended September 30, 2018 and 2017 are set forth below:

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Revenue
Poker	215,716	221,393	(2.6%)	678,572	642,946	5.5%
Gaming	180,920	83,474	116.7%	389,571	243,959	59.7%
Betting	158,376	11,688	1,255.0%	267,099	27,541	869.8%
Other	16,971	12,888	31.7%	41,144	37,619	9.4%
Total Revenue	571,983	329,443	73.6%	1,376,386	952,065	44.6%

Gross Profit	442,757	266,966	65.8%	1,083,259	774,460	39.9%
Gross Profit Margin (%)	77.4%	81.0%	(4.5%)	78.7%	81.3%	(3.2%)

Operating Expenses
General and administrative	267,463	109,096	145.2%	671,556	322,344	108.3%
Sales and marketing	92,531	33,116	179.4%	196,848	98,475	99.9%
Research and development	11,862	6,030	96.7%	29,023	18,513	56.8%
Operating Income	70,901	118,724	(40.3%)	185,832	335,128	(44.5%)
Net (Earnings) Loss from Associates	—	2,569	(100.0%)	(1,068)	2,569	(141.6%)
Net Financing Charges	74,360	38,095	95.2%	273,071	119,593	128.3%
Income Tax (Recovery) Expense	(13,189)	2,186	703.4%	(15,438)	856	1,903.4%
Net Earnings (Loss)	9,730	75,874	(87.2%)	(70,733)	212,110	(133.3%)
Adjusted Net Earnings ¹	119,500	119,595	(0.1%)	389,285	346,990	12.2%

Adjusted EBITDA ¹	198,252	155,767	27.3%	541,545	453,305	19.5%
Adjusted EBITDA Margin ¹	34.7%	47.3%	(26.7%)	39.3%	47.6%	(17.4%)

Earnings (Loss) Per Share
Basic ($/Share)	0.06	0.52	(88.6%)	(0.34)	1.45	(123.4%)
Diluted ($/Share)	0.06	0.37	(84.9%)	(0.34)	1.05	(132.3%)
Adjusted Diluted Net Earnings per Share ($/Share) ¹	0.45	0.58	(23.8%)	1.67	1.71	(2.2%)

Net cash inflows from operating activities	73,227	144,870	(49.5%)	369,307	370,843	(0.4%)
Net cash outflows from investing activities	(1,544,876)	(1,178)	131,044.0%	(1,879,470)	(10,108)	18,493.9%
Net cash inflows (outflows) from financing activities	897,504	(148,888)	702.8%	1,758,793	(415,527)	523.3%
Free Cash Flow ¹	(26,723)	95,306	(128.0%)	140,392	255,028	(45.0%)

As at	September 30, 2018		December 31, 2017		% Change
Total Assets		11,480,606		5,415,126		112.0%
Total Non-Current Liabilities		6,242,171		2,509,221		148.8%

¹ Non-IFRS measure. For reconciliations of non-IFRS measures to their nearest IFRS measures, see “Reconciliations” below. For other important information on the Corporation’s non-IFRS measures and limitations related to the use of such non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures” above.

Revenue

a)	Poker

Poker revenue for the quarter ended September 30, 2018 was $215.7 million, a decrease of 2.6% compared to $221.4 million for the same period in 2017. The decrease for the quarter was primarily the result of (i) the negative impact of foreign exchange fluctuations, (ii) the cessation of real-money online poker operations in certain markets, notably Australia in September 2017, and (iii) cross-selling to other lines of operations. This was partially offset by (i) a one-time recognition of previously unrecognized VAT in Switzerland against Poker revenue recorded in the three months ended September 30, 2017, (ii) the continued positive impact of the Stars Rewards loyalty program and continued focus on high-value, net-depositing customers (primarily recreational players), (iii) the impact of shared poker liquidity in France, Spain and Portugal, and (iv) the SBG Acquisition. Poker revenue for the nine months ended September 30, 2018 was $678.6 million, an increase of 5.5% compared to $642.9 million for the same period in 2017. The increase for the nine-month period was primarily the result of (i) the Stars Rewards loyalty program and continued focus on high-value, net-depositing customers (primarily recreational players), (ii) the positive impact of foreign exchange fluctuations and (iii) the impact of shared poker liquidity in France and Spain in the first quarter and the addition of Portugal in the second quarter. This was partially offset by the cessation of operations in certain markets as noted above.

With respect to Canada, the jurisdiction where its registered office is located, and based solely on calculations derived from internal records, the Corporation estimates that revenue derived from customers in Canada, which currently relates only to peer-to-peer Poker, represented less than 5% of its total consolidated revenue for the three and nine months ended September 30, 2018 and 2017. These estimations are neither itemized nor otherwise separated from the revenues the Corporation reports under IFRS or otherwise, and as such, they cannot be reconciled to a reported IFRS measure.

b)	Gaming

Gaming revenue for the quarter ended September 30, 2018 was $180.9 million, an increase of 116.7% compared to $83.5 million for the same period in 2017. Gaming revenue for the nine months ended September 30, 2018 was $389.6 million, an increase of 59.7% compared to $244.0 million for the same period in 2017. The increases in both periods were primarily the result of (i) the SBG Acquisition, (ii) product and content improvements to PokerStars Casino, including the introduction of over 250 new casino games during the nine months ended September 30, 2018, and (iii) the launch of PokerStars Casino in certain new markets within the current year. The quarter ended September 30, 2018 was negatively impacted by foreign exchange fluctuations while the nine months ended September 30, 2018 was positively impacted by foreign exchange fluctuations.

c)	Betting

Betting revenue for the quarter ended September 30, 2018 was $158.4 million, an increase of 1,255.0% compared to $11.7 million for the same period in 2017. Betting revenue for the nine months ended September 30, 2018 was $267.1 million, an increase of 869.8% compared to $27.5 million for the same period in 2017. The increases in both periods were primarily due to (i) the SBG Acquisition and the Australian Acquisitions, (ii) strong growth in wagering activity at BetStars driven by a significant increase in QAUs driven by the 2018 FIFA World Cup (the “World Cup”), product and content improvements and the launch of BetStars in certain new markets within the current year, and (iii) an increase in Betting Net Win Margin at BetStars. The quarter ended September 30, 2018 was negatively impacted by foreign exchange fluctuations while the nine months ended September 30, 2018 was positively impacted by foreign exchange fluctuations.

Foreign Exchange Impact on Revenue

The Corporation believes providing revenues on a constant currency basis is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of gameplay on the International segment’s product offerings and the majority of the segment’s customers are from European Union jurisdictions. To show the foreign exchange impact due to translation and purchasing power the Corporation calculates revenue on a constant currency basis, by translating the International segment’s revenue for the current period using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar. Revenue for the United Kingdom and Australian segments has not been translated based on prior year’s monthly average exchange rates.

The U.S. dollar was stronger against certain foreign currencies, particularly the Euro, which is the primary depositing currency of the International segment’s customers, during the quarter ended September 30, 2018 compared to the same period in the prior year. This had a negative impact on revenue across all lines of operations. If the Corporation had translated its total consolidated IFRS revenue for the three months ended September 30, 2018 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $585.3 million, which is $13.3 million higher than actual IFRS revenues. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the three months ended September 30, 2018 would have increased by 77.7%, as opposed to 73.6% over the same period in 2017.

For the nine months ended September 30, 2018, the U.S. dollar was weaker against certain foreign currencies, particularly the Euro, which is the primary depositing currency of the International segment’s customers, compared to the same period in the prior year. This had a positive impact on revenue across all lines of operations. If the Corporation had translated its total consolidated IFRS revenue for the nine months ended September 30, 2018 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $1,341.9 million, which is $34.5 million lower than actual IFRS revenues. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the nine months ended September 30, 2018 would have increased by 40.9%, as opposed to 44.6%, over the same period in 2017.

Gross Profit and Gross Profit Margin

Gross profit for the quarter ended September 30, 2018 was $442.8 million, an increase of 65.8% compared to $267.0 million for the same period in 2017. Gross profit for the nine months ended September 30, 2018 was $1,083.3 million, an increase of 39.9% compared to $774.5 million for the same period in 2017. The increases in both periods were primarily the result of increases in revenue from the SBG Acquisition and the Australian Acquisitions and as noted above.

Gross profit margin for the quarter ended September 30, 2018 was 77.4%, a decrease of 4.5% compared to 81.0% for the same period in 2017. Gross profit margin for the nine months ended September 30, 2018 was 78.7%, a decrease of 3.2% compared to 81.3% for the same period in 2017. The decrease in both periods was primarily the result of (i) the increased proportion of Betting revenue primarily resulting from the SBG Acquisition and Australian Acquisitions, which generally has lower gross profit margins than Poker and Gaming, (ii) increased gaming duties, levies and fees incurred due to expanded operations in existing markets, including as a result of shared liquidity, (iii) an increase in the proportion of Gaming and Betting revenue within the International segment, and (iv) the impact of lower than historical average Betting Net Win Margins in the United Kingdom and Australia segments.

Operating Expenses

General and Administrative

General and administrative expenses for the quarter ended September 30, 2018 were $267.5 million, an increase of 145.2% compared to $109.1 million for the same period in 2017. The increase for the quarter was primarily the result of (i) additional general and administrative expenses resulting from the SBG Acquisition and Australian Acquisitions, (ii) increased salary and wages as the result of investment in additional headcount, (iii) integration costs in relation to the SBG Acquisition and the Australian Acquisitions, and (iv) increased information technology and software costs driven by increased cloud storage space and additional leased data center spaces. General and administrative expenses for the nine months ended September 30, 2018 were $671.6 million, an increase of 108.3% compared to $322.3 million for the same period in 2017. The increase for the nine-month period was primarily the result of (i) additional general and administrative expenses resulting from the SBG Acquisition and Australian Acquisitions including integration costs, (ii) up-front acquisition-related costs, including realized costs relating to deal-contingent forward contracts in relation to the SBG Acquisition and Australian Acquisitions of $112.5 million, (iii) increased salary and wages as the result of investment in additional headcount, and (iv) increased information technology and software costs driven by increased cloud storage space and additional leased data center spaces. In addition, in 2017, certain reversals of previous impairments of intangible assets and an unrealized gain recorded in respect of an equity investment reduced general and administrative expenses for the nine months ended September 30, 2017.

Sales and Marketing

Sales and marketing expenses for the quarter ended September 30, 2018 were $92.5 million, an increase of 179.4%, compared to $33.1 million for the same period in 2017. Sales and marketing expenses for the nine months ended September 30, 2018 were $196.9 million, an increase of 99.9% compared to $98.5 million for the same period in 2017. The increases for both periods were primarily the result of additional sales and marketing expenses resulting from the SBG Acquisition and Australian Acquisitions. The nine-month period was also impacted by increased advertising costs related to the World Cup.

Research and Development

Research and development expenses for the quarter ended September 30, 2018 were $11.9 million, an increase of 96.7% compared to $6.0 million for the same period in 2017. Research and development expenses for the nine months ended September 30, 2018 were $29.0 million, an increase of 56.8% compared to $18.5 million for the same period in 2017. The increases for both periods were primarily the result of (i) additional research and development expenses resulting from the SBG Acquisition and Australian Acquisitions, and (ii) additional investment in product offerings and content improvements, primarily in PokerStars and PokerStars Casino, including the introduction of over 250 new casino games during the nine months ended September 30, 2018.

Foreign Exchange Impact on Operating Expenses

The Corporation’s expenses are impacted by currency fluctuations. Almost all of its expenses are incurred in either the Euro, British Pound Sterling, U.S. dollar, Canadian dollar or Australian dollar. There are some natural hedges as a result of customer deposits made in such currencies; however, the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Net Financing Charges

Net financing charges for the quarter ended September 30, 2018 were $74.4 million, an increase of 95.2% compared to $38.1 million for the same period in 2017. The increase in the quarter was primarily the result of (i) increased interest expense primarily related to the First Lien Term Loans, (ii) losses incurred on the re-measurement of contingent consideration and embedded derivatives, and (iii) the loss on extinguishment of $18.5 million recorded in respect of both the early repayment of the Previous First Lien Term Loans and the repayment of SBG’s existing long-term debt. This was partially offset by ineffectiveness recorded in respect of the Corporation’s cash flow hedges.

Net financing charges for the nine months ended September 30, 2018 were $273.1 million, an increase of 128.3% compared to $119.6 million for the same period in 2017. The increase for the nine-month period was primarily the result of (i) increased interest expense primarily related to the First Lien Term Loans and the 2018 Amend and Extend (as defined below), (ii) losses incurred on the re-measurement of contingent consideration and embedded derivatives, and (iii) the losses on extinguishment of $143.5 million recorded in respect of the April 2018 Amend and Extend, the early repayment of the Previous First Lien Term Loans and the repayment of SBG’s existing long-term debt. This was partially offset by ineffectiveness recorded in respect of the Corporation’s cash flow hedges.

Income Taxes

The income tax recovery for the three and nine months ended September 30, 2018 was $13.2 million and $15.4 million, respectively (three and nine months ended September 30, 2017, income tax expense of $2.2 million and $0.9 million, respectively). This resulted in effective tax rates for the three and nine months ended September 30, 2018 of 381.2% and 17.9%, respectively (three and nine months ended September 30, 2017, 2.8% and 0.4%, respectively).

The income tax recovery for the three months and nine months ended September 30, 2018 includes $11.8 million and $14.4 million, respectively (three and nine months ended September 30, 2017, $nil) in relation to the deferred tax recovery on the amortization expense of acquired intangible assets from the Australian Acquisitions and the SBG Acquisition.

The Corporation’s income taxes for the current period are impacted by the tax recovery on amortization and the mix of geographic diversity of its taxable earnings. The Corporation expects that this will continue in future periods following the Australian Acquisitions and the SBG Acquisition, which have operations primarily in Australia and the United Kingdom, respectively, where statutory corporate income tax rates are higher than the corporate income tax rates in the Isle of Man and Malta, where the Corporation primarily operated from prior to these acquisitions.

Net Earnings (Loss)

Net earnings for the quarter ended September 30, 2018 was $9.7 million, a decrease of 87.2%, compared to net earnings of $75.9 million for the same period in 2017. Net loss for the nine months ended September 30, 2018 was $70.7 million, a decrease of 133.3% compared to net earnings of $212.1 million for the same period in 2017. These losses were primarily the result of losses incurred with respect to the operations of SBG and BetEasy, the above noted losses on extinguishment and acquisition-related costs incurred in connection with the SBG Acquisition and the Australian Acquisitions during the period and recorded through general and administrative expenses.

Adjusted Net Earnings

On an adjusted basis, Adjusted Net Earnings for the quarter ended September 30, 2018 was $119.5 million, a decrease of 0.1%, compared to $119.6 million for the same period in 2017. Adjusted Net Earnings for the nine months ended September 30, 2018 was $389.3 million, an increase of 12.2% compared $347.0 million for the same period in 2017. The changes in both periods were primarily the result of increases to revenue and gross profit as described above. Adjusted Net Earnings was negatively impacted in both periods by (i) additional operating expenses resulting from the SBG Acquisition and Australian Acquisitions, and (ii) increases to interest expense following the completion of the debt portion of the SBG Financing on July 10, 2018.

Basic and Diluted Net Earnings (Loss) per Share

Basic net earnings per share for the quarter ended September 30, 2018 was $0.06, a decrease of 88.6% compared to basic net earnings per share of $0.52 for the same period in 2017, based on weighted average Common Shares outstanding of 257,322,252 and 147,350,920, respectively. Basic net loss per share for the nine months ended September 30, 2018 was $(0.34), a decrease of 123.4% compared to basic net earnings per share of $1.45 for the same period in 2017, based on weighted average Common Shares outstanding of 186,517,259 and 146,537,015, respectively. The decreases in both periods were due to the net losses incurred as noted above. The decrease for the nine-month period was partially offset by the increase in weighted average Common Shares outstanding, which was primarily the result of the issuance of Common Shares in connection with the Equity Offering, the Corporation’s mandatory conversion of its Preferred Shares, the SBG Acquisition, the Australian Acquisitions and in relation to the exercise of stock options and settlement of certain other equity-based awards.

Diluted net earnings per share for the quarter ended September 30, 2018 was $0.06, a decrease of 84.9% compared to diluted net earnings per share of $0.37 for the same period in 2017, based on weighted average diluted Common Shares outstanding of 269,526,633 and 204,800,009, respectively. Diluted net loss per share for the nine months ended September 30, 2018 was $(0.34), a decrease of 132.3%, compared to diluted net earnings per share of $1.05 for the same period in 2017, based on weighted average diluted Common Shares outstanding of 186,517,259 and 202,796,952, respectively. The decreases in both periods were due to the net losses incurred as noted above. In respect of the nine-month period, the decrease was further negatively impacted as all potentially dilutive securities of the Corporation (i.e., securities exercisable or convertible into Common Shares or equity-based awards that can be settled into Common Shares), were not included in the weighted average diluted Common Share amount above used to calculate diluted loss per share because the exercise, conversion or settlement of such securities would be anti-dilutive. This compares to the same period in 2017 where dilutive securities were primarily impacted by the Preferred Shares.

Adjusted Diluted Net Earnings per Share

Adjusted Diluted Net Earnings per Share for the quarter ended September 30, 2018 was $0.45, a decrease of 23.8%, compared to $0.58 for the same period in 2017, based on weighted average diluted Common Shares outstanding of 269,526,633 and 204,800,009, respectively. Adjusted Diluted Net Earnings per Share for the nine months ended September 30, 2018 was $1.67, a decrease of 2.2% compared to $1.71 for the same period in 2017, based on weighted average Common Shares outstanding of 232,640,294 and 202,796,952, respectively. The decreases in both periods were primarily the result of increases in the weighted average diluted Common Shares outstanding, which was primarily the result of the issuance of Common Shares in connection with the Equity Offering, the Corporation’s mandatory conversion of its Preferred Shares, the SBG Acquisition, the Australian Acquisitions and in relation to the exercise of stock options and settlement of certain other equity-based awards. This was partially offset for the nine months ended September 30, 2018 by increases to Adjusted Net Earnings as discussed above.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the quarter ended September 30, 2018 was $198.3 million, an increase of 27.3% compared to $155.8 million for the same period in 2017. Adjusted EBITDA for the nine months ended September 30, 2018 was $541.5 million, an increase of 19.5% compared to $453.3 million for the same period in 2017. The increases in Adjusted EBITDA in both periods were primarily due to increased revenue and gross profit as noted above.

Adjusted EBITDA Margin for the quarter ended September 30, 2018 was 34.7%, a decrease of 26.7% compared to 47.3% for the same period in 2017. Adjusted EBITDA Margin for the nine months ended September 30, 2018 was 39.3%, a decrease of 17.4% compared to 47.6% for the same period in 2017. The decreases in Adjusted EBITDA Margin in both periods were primarily due to the decrease in gross profit margins as noted above, which were primarily impacted by the SBG Acquisition and the Australia Acquisitions, as the United Kingdom and Australia segments generally have lower gross profit margins than the International segment. In addition, the nine-month period was impacted by increased advertising costs related to the World Cup and other marketing initiatives primarily focused towards BetStars and PokerStars.

Cash Flows by Activity

Cash from Operating Activities

The Corporation generated cash inflows from operating activities for the quarter and nine months ended September 30, 2018 and 2017. The Corporation’s cash inflows from operating activities decreased for each of the respective periods in 2018 as compared to same periods in 2017 primarily as a result of (i) increased general and administrative expenses as described above and in particular resulting from acquisition-related costs and integration costs incurred in respect of the SBG Acquisition and the Australian Acquisitions, and (ii) increased sales and marketing costs as described above. This was partially offset by (i) the above noted increase in revenue and gross profit generated from the underlying operations of the Corporation, including the impacts of the SBG Acquisition and the Australian Acquisitions, and (ii) a net inflow in relation to customer deposits relative to the prior year periods being net outflows.

Cash from (used in) Financing Activities

During the quarter ended September 30, 2018, cash flows from financing activities were primarily impacted by cash inflows of (i) $5.67 billion related to the debt portion of the SBG Financing and (ii) $66.1 million related to the issuance of Common Shares primarily in connection with the exercise of the Equity Offering over-allotment option in full (net of transaction costs) and the exercise of employee stock options. These inflows were partially offset by (i) outflows related to interest and principal repayments on the First Lien Term Loans and Revolving Facility, and (ii) $3.83 billion related to the repayment in full of the principal and accrued interest of the Previous First Lien Term Loans and the repayment of long-term debt of SBG assumed in connection with the SBG Acquisition. During the quarter ended September 30, 2017, cash flows from financing activities were primarily impacted by cash outflows related to interest and principal repayments on the Previous First Lien Term Loans and the USD Second Lien Term Loan (as defined below), and in particular the voluntary prepayment of $115 million on the USD Second Lien Term Loan.

During the nine months ended September 30, 2018, cash flows from financing activities were primarily impacted by cash inflows of (i) $5.67 billion in connection with the debt portion of the SBG Financing, (ii) $425.0 million of Previous First Lien Term Loans incurred in connection with the April 2018 Amend and Extend, prior to the SBG Financing, and (iii) $715.5 million related to the issuance of Common Shares primarily in connection with the Equity Offering (including the proceeds from the exercise of the over-allotment option in full and net of transaction costs) and the exercise of employee stock options. These inflows were partially offset by outflows related to (i) interest and principal repayments on the First Lien Term Loans, Revolving Facility and Previous First Lien Term Loans, (ii) $3.93 billion related to the repayment in full of each of the Previous First Lien Term Loans and the USD Second Lien Term Loan, and the repayment of long-term debt of SBG assumed in connection with the SBG Acquisition, and (iii) $48.2 million in cash consideration (net of cash acquired) paid for the acquisition of an incremental 18% interest in BetEasy. During the nine months ended September 30, 2017, cash flows from financing activities were primarily impacted by cash outflows related to (i) the payment of $197.5 million on the deferred purchase price during the period, (ii) interest and principal repayments on the Previous First Lien Term Loans and the USD Second Lien Term Loan, and in

particular the voluntary prepayment of $115 million on the USD Second Lien Term Loan, and (iii) the settlement of an investment margin account previously utilized to acquire strategic investments in 2014. These expenditures were partially offset by a gain on settlement of certain derivatives.

Cash used in Investing Activities

The Corporation’s cash outflows from investing activities during the quarter ended September 30, 2018 were primarily impacted by (i) $1.55 billion in cash consideration (net of cash acquired) paid in connection with SBG Acquisition, and (ii) capital expenditures, primarily consisting of investments in online gaming development, in each case partially offset by the inflow of cash from the sale of certain investments made with customer deposits. The Corporation’s cash outflows from investing activities during the quarter ended September 30, 2017 were primarily impacted by capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, as partially offset by the inflow of cash from the sale of all the common shares of Innova Gaming Group Inc. (“Innova”) then-held by the Corporation.

The Corporation’s cash outflows from investing activities during the nine months ended September 30, 2018 were primarily the result of (i) $1.87 billion in aggregate cash consideration (net of cash acquired) paid in connection with the SBG Acquisition and the Australian Acquisitions, and (ii) capital expenditures, primarily consisting of investments in online gaming development, in each case partially offset by the inflow of cash from the from the sale of certain investments made with customer deposits. During the nine months ended September 30, 2017, the Corporation’s cash outflows from investing activities were primarily impacted by (i) the previously disclosed acquisition of the remaining interests in Stars Fantasy, and (ii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, in each case partially offset by the inflow of cash from the settlement of the note received in connection with the sale of a former subsidiary, Cadillac Jack Inc., in 2015 and the sale of all the common shares of Innova then-held by the Corporation.

Free Cash Flow

Free Cash Flow for the quarter ended September 30, 2018 was $(26.7) million, a decrease of 128.0% compared to $95.3 million for the same period in 2017. Free Cash Flow for the nine months ended September 30, 2018 was $140.4 million, a decrease of 45.0% compared to $255.0 million for the same period in 2017. The decrease in both periods was primarily the result of (i) decreased cash inflows from operating activities as noted above, (ii) increased customer deposit liabilities, (iii) increased cash interest and principal payments and (iv) increased capital expenditures as the Corporation continued to invest in future product improvements and market expansion.

Total Assets

Total assets as at September 30, 2018 were $11.48 billion, an increase of 112.0% compared to $5.4 billion as of December 31, 2017. The increase was primarily the result of increases in (i) operational cash and customer deposits and (ii) goodwill and intangible assets each relating primarily to the SBG Acquisition and the Australian Acquisitions.

Total Non-Current Liabilities

Total non-current liabilities as at September 30, 2018 were $6.24 billion, an increase of 148.8% compared to $2.51 billion for the year ended December 31, 2017. The increase was primarily the results of increases in (i) long-term debt resulting from the SBG Financing, (ii) contingent consideration relating to the Corporation’s acquisition of an incremental 18% interest in BetEasy and (iii) deferred tax liabilities as a result of deferred taxes recorded on the intangibles acquired through the SBG Acquisition and the Australian Acquisitions. This was partially offset by a decrease in the liability for derivative instruments resulting from changes in fair value and settlements during the nine months ended September 30, 2018.

SEGMENT RESULTS OF OPERATIONS

Following the SBG Acquisition and beginning with the Q3 2018 Financial Statements and this MD&A, the Corporation added an additional reporting segment and currently has three reporting segments, International, United Kingdom and Australia, each with certain major lines of operations, including Poker, Gaming, Betting and Other, as applicable, and a Corporate cost center. See above under “Managements Discussion and Analysis” and note 6 of the Q3 2018 Financial Statements.

Prior quarterly and annual segmental results and information presented in this MD&A have been recast to be presented in a manner consistent with the changed reporting segments.

International

As at September 30, 2018, the International reporting segment included the Stars Interactive Group business, which represents the Corporation’s existing business prior to the SBG Acquisition and the Australian Acquisitions, and operates across all lines of operations and in various jurisdictions around the world, including in the United Kingdom, under the brands identified above under “Overview and Outlook”.

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	233,694	163,844	42.6%	705,251	451,699	56.1%
Betting Net Win Margin (%)	9.0%	7.1%	26.1%	8.1%	6.1%	33.4%

Revenue
Poker	212,832	221,393	(3.9%)	675,688	642,946	5.1%
Gaming	107,602	83,474	28.9%	316,253	243,959	29.6%
Betting	21,030	11,688	79.9%	57,351	27,541	108.2%
Other [2]	10,982	12,888	(14.8%)	35,155	37,619	(6.5%)
Total Revenue	352,446	329,443	7.0%	1,084,447	952,065	13.9%

Gross Profit	287,522	266,966	7.7%	873,444	774,460	12.8%
Gross Profit Margin (%)	81.6%	81.0%	0.7%	80.5%	81.3%	(1.0%)

General and administrative	111,295	95,250	16.8%	319,668	276,798	15.5%
Sales and marketing	31,912	32,624	(2.2%)	119,136	97,914	21.7%
Research and development	6,808	6,030	12.9%	22,985	18,513	24.2%
Operating Income	137,507	133,062	3.3%	411,655	381,235	8.0%

Adjusted EBITDA ¹	182,228	162,880	11.9%	533,025	478,264	11.4%
Adjusted EBITDA Margin (%) ¹	51.7%	49.4%	4.6%	49.2%	50.2%	(2.2%)

¹ Non-IFRS measure. For reconciliations of non-IFRS measures to their nearest IFRS measures, see “Reconciliations” below. For other important information on the Corporation’s non-IFRS measures and limitations related to the use of such non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures” above.

2 Other revenue includes $1.0 million that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results is recorded to sales and marketing expense for amounts included in the United Kingdom segment in respect of these transactions.

Revenue

a)	Poker

Poker revenue for the quarter ended September 30, 2018 was $212.8 million, a decrease of 3.9% compared to $221.4 million for the same period in 2017. Poker revenue for the nine months ended September 30, 2018 was $675.7 million, an increase of 5.1% compared to $642.9 million for the same period in 2017. The changes in both periods were primarily impacted by the same or substantially similar factors listed above under “Consolidated Results of Operations and Cash Flows—Revenue—Poker” except in respect of the impact of the SBG Acquisition.

b)	Gaming

Gaming revenue for the quarter ended September 30, 2018 was $107.6 million, an increase of 28.9% compared to $83.5 million for the same period in 2017. Gaming revenue for the nine months ended September 30, 2018 was $316.3 million, an increase of 29.6% compared to $244.0 million for the same period in 2017. The increases in both periods were primarily impacted by the same or substantially similar factors listed above under “Consolidated Results of Operations and Cash Flows—Revenue—Gaming” except in respect of the impact of the SBG Acquisition.

c)	Betting

Betting revenue for the quarter ended September 30, 2018 was $21.0 million, an increase of 79.9% compared to $11.7 million for the same period in 2017. Betting revenue for the nine months ended September 30, 2018 was $57.4 million, an increase of 108.2% compared to $27.5 million for the same period in 2017. The increases in both periods were primarily impacted by the same or substantially similar factors listed above under “Consolidated Results of Operations and Cash Flows—Revenue—Betting” except in respect of the impact of the SBG Acquisition and Australian Acquisitions.

Foreign Exchange Impact on Revenue

The U.S. dollar was stronger against certain foreign currencies, particularly the Euro, which is the primary depositing currency of the International segment’s customers, during the quarter ended September 30, 2018 compared to the same period in the prior year. This had a negative impact on the segment’s revenue across all lines of operations. If the Corporation had translated the International segment’s IFRS revenue for the three months ended September 30, 2018 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $365.7 million, which is $13.3 million higher than actual IFRS revenues. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the three months ended September 30, 2018 would have increased by 11.0%, as opposed to 7.0% over the same period in 2017.

For the nine months ended September 30, 2018, the U.S. dollar was weaker against certain foreign currencies, particularly the Euro, which is the primary depositing currency of the International segment’s customers, compared to the same period in the prior year. This had a positive impact on the segment’s revenue across all lines of operations. If the Corporation had translated the International segment’s IFRS revenue for the nine months ended September 30, 2018 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $1,049.9 million, which is $34.5 million lower than actual IFRS revenues. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the nine months ended September 30, 2018 would have increased by 10.3%, as opposed to 13.9%, over the same period in 2017.

Gross Profit and Gross Profit Margin

Gross profit for the quarter ended September 30, 2018 was $287.5 million, an increase of 7.7% compared to $267.0 million for the same period in 2017. Gross profit for the nine months ended September 30, 2018 was $873.4 million, an increase of 12.8% compared to $774.5 million for the same period in 2017. The increases in both periods were primarily the result of increases in total revenue as noted above.

Gross profit margin for the quarter ended September 30, 2018 was 81.6%, an increase of 0.7% compared to 81.0% for the same period in 2017. The increase for the quarter was primarily the result of the receipt by a subsidiary of the Corporation of an Austrian gaming duty refund. This was partially offset by increased gaming duties, levies and fees incurred due to expanded operations in existing markets, including as a result of shared liquidity, and the increase in proportion of Gaming and Betting revenues within the International segment, which generally have lower gross profit margins. Gross profit margin for the nine months ended September 30, 2018 was 80.5%, a decrease of 1.0% compared to 81.3% for the same period in 2017. The decrease for the nine-month period was primarily the result of increased gaming duties, levies and fees incurred due to expanded operations in existing markets, including as a result of shared liquidity, and expansion into certain new markets. Further, the proportion of Betting revenue in the 2018 periods has increased, which generally has lower gross profit margins than Poker and Gaming.

Operating Expenses

General and Administrative

General and administrative expenses for the quarter ended September 30, 2018 were $111.3 million, an increase of 16.8% compared to $95.3 million for the same period in 2017. General and administrative expenses for the nine months ended September 30, 2018 were $319.7 million, an increase of 15.5% compared to $276.8 million for the same period in 2017. The increases in both periods were primarily impacted by the same or substantially similar factors listed above under “Consolidated Results of Operations and Cash Flows—Operating Expenses—General and Administrative” except in respect of the impact of the SBG Acquisition and Australian Acquisitions.

Sales and Marketing

Sales and marketing expenses for the quarter ended September 30, 2018 were $31.9 million, a decrease of 2.2% compared to $32.6 million for the same period in 2017. The decrease for the quarter was primarily the result of reduced marketing spend following the completion of marketing initiatives related to the World Cup. Sales and marketing expenses for the nine months ended September 30, 2018 were $119.1 million, an increase of 21.7% compared to $97.9 million for the same period in 2017. The increase for the nine-month period was primarily the result of increased advertising costs related to the World Cup and other marketing initiatives primarily focused towards BetStars and PokerStars.

Research and Development

Research and development expenses for the quarter ended September 30, 2018 were $6.8 million, an increase of 12.9% compared to $6.0 million for the same period in 2017. Research and development expenses for the nine months ended September 30, 2018 were $23.0 million, an increase of 24.2% compared to $18.5 million for the same period in 2017. The increases in both periods were primarily impacted by the same or substantially similar factors listed above under “Consolidated Results of Operations and Cash Flows—Operating Expenses—Research and Development” except in respect of the impact of the SBG Acquisition and Australian Acquisitions.

International Segment Adjusted EBITDA and Adjusted EBITDA Margin

The International segment’s Adjusted EBITDA for the quarter ended September 30, 2018 was $182.2 million, an increase of 11.9% compared to $162.9 million for the same period in 2017. The International segment’s Adjusted EBITDA for the nine months ended September 30, 2018 was $533.0 million, an increase of 11.4% compared to $478.3 million for the same period in 2017. The increases in both periods were primarily due to increased revenue and gross profit across all segments as noted above.

The International segment’s Adjusted EBITDA Margin for the quarter ended September 30, 2018 was 51.7%, an increase of 4.6% compared to 49.4% for the same period in 2017. The increase for the period was primarily due to (i) the increase in revenues, and (ii) the decline in sales and marketing expenses, each as noted above. The International segment’s Adjusted EBITDA Margin for the nine months ended September 30, 2018 was 49.2%, a decrease of 2.2% compared to 50.2% for the same period in 2017. The decrease for the nine-month period was primarily due to (i) the decrease in gross profit margin as noted above and (ii) increased advertising costs related to the World Cup and other marketing initiatives primarily focused towards BetStars and PokerStars.

Key Metrics

International Segment QAUs

During the quarter ended September 30, 2018, the International segment had 2.0 million combined QAUs, which represents a decrease of 3.1% over the same period in 2017. The Corporation believes that the decrease when compared to the same period in 2017 was primarily the result of (i) the cessation of real-money online poker operations in certain markets, notably Australia in September 2017, and (ii) the Corporation’s continued strategy of focusing on positive return customer relationship management (“CRM”) initiatives to attract high-value, net-depositing customers (primarily recreational players) which has resulted, and may continue to result, in a decrease in certain lower value customers. Notwithstanding, the Corporation’s QAUs were positively impacted by the growth and expansion of the Corporation’s real-money online casino and betting product offerings within its International segment. Historically, QAUs have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation has faced and may continue to face challenges in increasing the size of its active customer base in its International segment due to, among other things, competition from alternative products and services, high-volume, net-withdrawing customers who detract from the overall poker ecosystem and discourage recreational customers, the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others, and past and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s segment customer base as the U.S. dollar is the primary currency of gameplay on the International segment’s product offerings. Notwithstanding, within the International segment the Corporation intends to grow its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to introduce improvements in the poker ecosystem to benefit recreational players, expanding the product depth of its casino offering, improving the user interface and user experience of its sportsbook, investing in CRM initiatives, demonstrating the superiority of its product offerings, improving the effectiveness of its marketing and promotional efforts, expanding the availability of its offerings geographically, including through potential acquisitions and strategic transactions, and continuing to introduce new and innovative product offerings, features and enhancements. To the extent the growth of or growth rate in the Corporation’s customer base declines or continues to decline, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

International Segment QNY

During the quarter ended September 30, 2018, the International segment’s QNY was $167, which represents an increase of 11.3% from the same period in 2017 and reflects positive growth across all product offerings within that segment. The growth in QNY was primarily the result of (i) the continued positive impact of the Stars Rewards loyalty program and continued focus on high-value, net-depositing customers (primarily recreational players), (ii) continued development of the casino and sportsbook product offerings, including through additional third-party slots under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand, (iii) increased Betting Net Win Margin with respect to the BetStars brand and (iv) previously unrecognized VAT in Switzerland recorded in the three months ended September 30, 2017, as noted above. This was partially offset by the negative impact of foreign exchange fluctuations during the period. During the three months ended September 30, 2018, the Corporation’s constant currency International segment QNY was $174, which represents an increase of 16.0% from the prior year period. The growth in constant currency QNY was driven primarily by the same or substantially similar factors mentioned above.

There are many variables that impact the monetization of the Corporation’s International segment product offerings through QNY, including the rake and fees charged in real-money online poker, Stakes and Betting Net Win Margin, the amount of time customers play on its product offerings, offsets to gross revenue for loyalty program rebates, rewards, bonuses, and promotions, VAT in certain jurisdictions, and the amount the Corporation spends on advertising and other expenses. The Corporation currently intends to increase International segment QNY in future periods by, among other things, (i) continuing to introduce new and innovative product offerings and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through CRM initiatives to attract and retain high-value customers (primarily recreational players), (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers, and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies, and through acquisitions and strategic transactions.

International Segment Net Deposits

During the quarter ended September 30, 2018, Net Deposits for the Corporation’s International segment were $335 million, which represents an increase of 4.1% over the same period in 2017. The increase in Net Deposits was due to growth, in absolute terms, of gross deposits, or transfers of funds made by customers into their real-money online accounts, surpassing growth in withdrawals, or transfers of funds by such customers from such accounts. The Corporation believes that the increase was primarily driven by the implementation of the Stars Rewards loyalty program and initiatives to enhance and optimize the customer experience and increase customer engagement, including through CRM initiatives to attract and retain high-value customers (primarily recreational players), the continued development of the casino and sports betting product offerings, including through additional third-party slots under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand. This was partially offset by loss of deposits from markets where the Corporation ceased its real-money online poker operations as noted above and the negative impacts from foreign exchange fluctuations.

As with QAUs and QNY, there are many variables that impact International segment Net Deposits, most of which are substantially similar to those noted above impacting the monetization of the Corporation’s product offerings as evidenced through QNY. In addition, there are certain factors that have impacted, and may in the future impact, Net Deposits that are not indicative of the performance or underlying health of the Corporation’s business. For example, as it relates to online poker and following the implementation of certain previously disclosed changes to the poker ecosystem, the movement in customer real-money account balances (i.e., customer deposits on the consolidated statements of financial position) by high-volume, net-withdrawing customers  has reduced, and may in the future reduce, Net Deposits as a result of increased withdrawals by such customers, but the Corporation believes that such movements will ultimately create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings, which in turn may lead to increased Net Deposits. The Corporation believes that the funds in the accounts of the high-volume, net-withdrawing customers are generally not additive to the overall poker ecosystem or to the Corporation’s revenues as such customers generally use only a small portion of them to bet or wager. As the Corporation continues to adjust and improve its product offerings, it expects that such customers may continue to withdraw at greater rates and amounts immediately following such adjustments and improvements, which would impact Net Deposits accordingly.

International Segment Stakes and Betting Net Win Margin

Stakes for the quarter ended September 30, 2018 were $233.7 million, an increase of 42.6% compared to $163.8 million for the same period in 2017. Stakes for the nine months ended September 30, 2018 were $705.8 million, an increase of 56.1% compared to $452.1 million for the same period in 2017. The increase in both periods was primarily the result of an increase in the absolute number of QAUs using the BetStars platform. This growth was primarily driven by improved cross-sell from poker, driven by the positive impact of the World Cup, improvements to the BetStars product offerings, an increased focus on enhancing the customer experience and overall improved customer retention, expansion into new geographic markets for BetStars, and increased marketing.

There are many variables that impact Stakes, including QAUs, the seasonality of sporting events throughout the year (such as timing of professional football (or soccer) including English Premier League, tennis, and others) and major tournaments, including, without limitation, the World Cup and UEFA European Championships. For example, the World Cup, which began on June 14, 2018, and other major sporting events provide a unique opportunity to drive both customer acquisition and engagement. Furthermore, the amount of external marketing and CRM promotions including free bets and offers and the Corporation’s pricing strategy can lead to positive or negative “recycling of winnings”. Similarly, betting outcomes can also lead to positive or negative “recycling of winnings”. Recycling of winnings refers to customer winnings earned from prior bets that are subsequently used to place additional bets. The mix of products and markets is also an important driver of total Stakes.

Betting Net Win Margin for the quarter ended September 30, 2018 was 9.0%, an increase of 1.9 percentage points compared to 7.1% for the same period in 2017, driven by operator-favorable (or customer-unfavorable) sporting results including in the World Cup, Champions League and top tier football leagues in Spain, Italy and France. Betting Net Win Margin for the nine months ended September 30, 2018 was 8.1%, an increase of 2.0 percentage points compared to 6.1% for the same period in 2017. The increase was primarily the result of operator-favorable sporting results in the third quarter of 2018 noted above, along with lower than average Betting Net Win Margins with respect to European football, which represents a significant portion of Stakes, in the first half of 2017.

There are also many variables that impact Betting Net Win Margin, including, without limitation, client management and bet limits, the outcome of sporting results, the mix of Stakes and bet types, and the use of offers, promotions and pricing strategy. For example, the Betting Net Win Margin for the International segment is less exposed to the English Premier League and UK horse racing, and as such, is generally not impacted to the same extent by the operator-unfavorable (or customer-favorable) results seen within the United Kingdom segment as a whole. The Betting Net Win Margin can vary significantly from quarter to quarter depending on the variables noted above; however, over the long term, the Corporation believes these margins tend to become more predictable.

United Kingdom

As at September 30, 2018, the United Kingdom reporting segment consisted of the SBG business, and operates across all lines of operation primarily in the UK, under the brands identified above under “Overview and Outlook”. The results of operations of the United Kingdom segment currently include all of SBG’s operations, including those outside of the United Kingdom.

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	1,221,854	—	—	1,221,854	—	—
Betting Net Win Margin (%)	7.0%	—	—	7.0%	—	—

Revenue
Poker	2,884	—	—	2,884	—	—
Gaming	73,318	—	—	73,318	—	—
Betting	85,189	—	—	85,189	—	—
Other	6,989	—	—	6,989	—	—
Total Revenue	168,380	—	—	168,380	—	—

Gross Profit	121,226	—	—	121,226	—	—
Gross Profit Margin (%)	72.0%	—	—	72.0%	—	—
			—			—
General and administrative	104,697	—	—	104,697	—	—
Sales and marketing [2]	40,224	—	—	40,224	—	—
Research and development	4,940	—	—	4,940	—	—
Operating Loss	(28,635)	—	—	(28,635)	—	—

Adjusted EBITDA ¹	27,943	—	—	27,943	—	—
Adjusted EBITDA Margin (%) ¹	16.6%	—	—	16.6%	—	—

¹ Non-IFRS measure. For reconciliations of non-IFRS measures to their nearest IFRS measures, see “Reconciliations” below. For other important information on the Corporation’s non-IFRS measures and limitations related to the use of such non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures” above.

2 Sales and marketing includes $1.0 million that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the International segment. A corresponding exclusion in the consolidated results is recorded to Other revenue for amounts included in the International segment in respect of these transactions.

As previously disclosed, on July 10, 2018 the Corporation completed the SBG Acquisition. SBG operates mobile-led sportsbook, poker and gaming platforms primarily in the United Kingdom. During each of the three and nine months ended September 30, 2018, revenues were $168.4 million with gross profit of $121.2 million and gross profit margin of 72.0%. Adjusted EBITDA and Adjusted EBITDA Margin for each of those periods were $27.9 million and 16.6%, respectively. Revenue and gross profit in the quarter were impacted by the low Betting Net Win Margin when compared to historical averages driven by particularly operator-unfavorable sports results as discussed below. This was partially offset by strong Stakes in the quarter. Adjusted EBITDA and Adjusted EBITDA Margin were similarly impacted by the low Betting Net Win Margin and were also impacted by marketing investment for the start of the European football season.

The segment’s results of operations can fluctuate due to seasonal trends and other factors. With respect to Betting, fluctuations can occur around sports calendars with increased customer activity around notable or popular sporting events, and Betting revenues generally fluctuate in line with Betting Net Win Margin. However, the impact on Betting revenues may be mitigated by the positive or negative impact of Betting Net Win Margins on Stakes, which can fluctuate inversely with such margins. Further, changes to customer incentive offerings impact revenue, which could also cause fluctuations. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year.

Key Metrics

United Kingdom Segment QAUs and QNY

During the quarter ended September 30, 2018, the United Kingdom segment had 2.0 million combined QAUs, which reflects the QAUs for the full financial quarter including the pre-acquisition period prior to the SBG Acquisition. QAUs for the quarter were primarily impacted by a customer-favorable start of the European football season.

During the quarter ended September 30, 2018, the United Kingdom segment’s QNY was $96. For a reconciliation of reported revenue for the quarter ended September 30, 2018 to revenue used in the calculation of QNY, which includes the full quarter including the pre-acquisition period prior to the SBG Acquisition, see the reconciliation table under “Reconciliations” below. QNY for the quarter was negatively impacted by lower Betting Net Win Margin

United Kingdom Segment Stakes and Betting Net Win Margin

Stakes and Betting Net Win Margin for each of the quarter and nine-month period ended September 30, 2018 were $1.22 billion and 7.0%, respectively. The Betting Net Win Margin can vary significantly from quarter to quarter; however, over the long term, the Corporation believes these margins tend to become more predictable. The Betting Net Win Margin for the quarter was below long-term averages of 9% primarily as a result of operator-unfavorable results in English Premier League football and horse racing, which collectively represent a significant portion of Stakes.

Australia

As at September 30, 2018, the Australia reporting segment consisted of the BetEasy business, which currently operates within the Betting line of operation and primarily in Australia under the BetEasy brand. During the quarter, the Corporation substantially completed its migration of customers and platforms and integration of TSGA into BetEasy.

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	825,438	—	—	1,693,164	—	—
Betting Net Win Margin (%)	6.3%	—	—	7.4%	—	—

Revenue
Betting	52,157	—	—	124,559	—	—
Total Revenue	52,157	—	—	124,559	—	—

Gross Profit	35,154	—	—	89,589	—	—
Gross Profit Margin (%)	67.4%	—	—	71.9%	—	—

General and administrative	39,963	—	—	84,588	—	—
Sales and marketing	21,050	—	—	37,523	—	—
Research and development	114	—	—	1,098	—	—
Operating Loss	(25,973)	—	—	(33,620)	—	—

Adjusted EBITDA ¹	(4,764)	—	—	7,861	—	—
Adjusted EBITDA Margin (%) ¹	(9.1%)	—	—	6.3%	—	—

¹ Non-IFRS measure. For reconciliations of non-IFRS measures to their nearest IFRS measures, see “Reconciliations” below. For other important information on the Corporation’s non-IFRS measures and limitations related to the use of such non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures” above.

As previously disclosed, in February 2018 the Corporation acquired a majority interest in BetEasy. In April 2018, the Corporation acquired an additional interest in BetEasy and BetEasy acquired TSGA. The Corporation holds an 80% equity interest in BetEasy as at September 30, 2018. BetEasy operates an online sportsbook in Australia.

During the three months ended September 30, 2018, revenues were $52.2 million with gross profit and gross profit margin of $35.2 million and 67.4%, respectively. Adjusted EBITDA and Adjusted EBITDA Margin for that period were $(4.8) million and (9.1)%, respectively. During the nine months ended September 30, 2018, revenues were $124.6 million with gross profit and gross profit margin of $89.6 million and 71.9%, respectively. Adjusted EBITDA and Adjusted EBITDA Margin for that period were $7.9 million and 6.3%, respectively. Revenue and gross margin for both periods were primarily impacted by low Betting Net Win Margin, which was partially offset strong QAUs and Stakes, each as discussed below. Adjusted EBITDA and Adjusted EBITDA margin were impacted by revenue as noted above and high marketing spend through the migration of TSGA onto the BetEasy technology platform and the rebranding of both entities into BetEasy as described above.

The business environment for this segment is subject to the seasonal variations dictated by the various sports calendars, and specifically the Australian Football League and the National Rugby League, which will have an effect on its financial performance. Additionally, consistent with the discussion above in the United Kingdom segment, Betting revenues generally fluctuate in line with Betting Win Margin and changes to customer incentive offerings. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.

Key Metrics

During the quarter ended September 30, 2018, the Australia segment had 0.27 million QAUs (three months ended June 30, 2018 – 0.24 million). Trends in QAUs affect revenue and financial results by influencing, among other things, the volume of Betting, the level of Stakes, the segment’s product offerings, and its expenses and capital expenditures. During the quarter ended September 30, 2018, the Australia segment’s QNY was $193 (three months ended June 30, 2018, $251).

Stakes and Betting Net Win Margin for the three months ended September 30, 2018 were $825.4 million and 6.3%, respectively. Stakes and Betting Win Margin for the nine months ended September 30, 2018 were $1.69 billion and 7.4%, respectively. There are many variables that impact Stakes and Betting Net Win Margin, most of which are substantially similar to those that impact the International and United Kingdom segment’s Stakes and Betting Net Win Margin. The Betting Net Win Margin can vary significantly from quarter to quarter; however, over the long term, the Corporation believes these margins tend to become more predictable. The Betting Net Win Margin for the quarter was below long-term averages of 8.5% primarily due to a combination of customer-favorable sporting results as well as increased promotional spend, including special bonuses to help mitigate the potential loss of customers during the migration of TSGA customers onto the BetEasy technology platform and the rebranding of both entities into BetEasy as described above.

Corporate Cost Center

The Corporate cost center includes certain general and administrative expenses, including, but not limited to, corporate head office expenses, acquisition-related costs and various corporate governance and regulatory costs. The Corporate cost center also includes the cost to manage the centralized corporate tax and the debt servicing functions. These Corporate cost center expenses are not allocated to the International, United Kingdom or Australia segments as they do not directly relate to the operations of those segments.

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Operating expenses	(11,998)	(14,338)	(16.3%)	(163,568)	(46,107)	254.8%
Operating loss	(11,998)	(14,338)	(16.3%)	(163,568)	(46,107)	254.8%
Net financing charges	(74,360)	(38,095)	95.2%	(273,071)	(119,593)	128.3%
Income tax recovery (expense)	13,189	(2,186)	703.4%	15,438	(856)	1903.5%
Net Loss	(73,169)	(54,619)	34.0%	(421,201)	(166,556)	152.9%

Adjusted EBITDA ¹	(7,155)	(7,113)	(0.6%)	(27,284)	(24,959)	(9.3%)

¹ Non-IFRS measure. For reconciliations of non-IFRS measures to their nearest IFRS measures, see “Reconciliations” below. For other important information on the Corporation’s non-IFRS measures and limitations related to the use of such non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures” above.

Operating Expenses

Operating expenses for the quarter ended September 30, 2018 were $12.0 million, a decrease of 16.3% compared to $14.3 million for the same period in 2017. The decrease for the quarter was primarily the result of positive fair value adjustments in relation to a deal contingent forward and other hedging contracts that were settled in the quarter contemporaneously with the SBG Acquisition. This was partially offset by acquisition-related costs incurred in connection with the SBG Acquisition. Operating expenses for the nine months ended September 30, 2018 were $163.6 million, an increase of 254.8% compared to $46.1 million for the same period in 2017. The increase for the nine-month period was primarily the result of (i) acquisition-related costs incurred in connection with the SBG Acquisition and the Australian Acquisitions, and (ii) negative fair value adjustments to deal-contingent forward contracts in relation to the SBG Acquisition and Australian Acquisitions.

Net Financing Charges

Net financing charges for the quarter ended September 30, 2018 were $74.4 million, an increase of 95.2% compared to $38.1 million for the same period in 2017. Net financing charges for the nine months ended September 30, 2018 were $273.1 million, an increase of 128.3% compared to $119.6 million for the same period in 2017. The increases in both periods were primarily impacted by the same or substantially similar factors listed above under “Consolidated Results of Operations and Cash Flows—Net Financing Charges”.

Income Taxes

The income tax recovery for the three and nine months ended September 30, 2018 was $13.2 million and $15.4 million, respectively (three and nine months ended September 30, 2017, income tax expense of $2.2 million and $0.9 million, respectively). This resulted in effective tax rates for the three and nine months ended September 30, 2018 of 381.2% and 17.9%, respectively (three and nine months ended September 30, 2017, 2.8% and 0.4%, respectively). The changes in both periods were primarily impacted by the same or substantially similar factors listed above under “Consolidated Results of Operations and Cash Flows—Income Taxes”.

Corporate Cost Center Adjusted EBITDA

The Corporate cost center’s Adjusted EBITDA for the quarter ended September 30, 2018 was $(7.2) million, a decrease of 0.6% compared to $(7.1) million for the same period in 2017. The Corporate cost center’s Adjusted EBITDA for the quarter ended September 30, 2018 was relatively flat compared to the same period in 2017. The Corporate cost center’s Adjusted EBITDA for the nine months ended September 30, 2018 was $(27.3) million, a decrease of 9.3% compared to $(25.0) million for the same period in 2017. The Corporate cost center’s Adjusted EBITDA for both periods September 30, 2018 did not change significantly compared to the same periods in 2017.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Corporation’s principal sources of liquidity are its cash generated from operations, long-term debt and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including money market funds. The Corporation’s working capital needs are generally minimal over the year as its current gaming business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management also believes that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative product offerings. Based on the Corporation’s currently available funds, funds available from the Revolving Facility and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development and integration activities and other capital expenditures, as well as currently planned acquisitions, for at least the next 12 months. Notwithstanding, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all; micro and macro-economic downturns; and fluctuations of the Corporation’s operations, among other things, may influence its ability to secure the capital resources required to satisfy current or future obligations and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets in the short- and long-terms in order to maintain the Corporation’s capacity to meet its obligations and expected growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form and “Risk Factors” in the 2018 Prospectus Supplement.

The Corporation believes that it improved its financial condition during the nine months ended September 30, 2018 up to the SBG Acquisition by, among other things, decreasing its leverage ratios and producing strong net cash inflows from operating activities. Following the SBG Acquisition and SBG Financing, the Corporation intends to improve its financial condition, including by decreasing its leverage ratios, through its strong cash flow generation and liquidity, including as a result of continuing to introduce new and innovative product offerings, gaining market share and pursuing expansion into new jurisdictions. For additional information regarding the Corporation’s repayment of debt, see below under “Long-Term Debt”.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Revolving Facility” and “Long-Term Debt” and the notes to the Q3 2018 Financial Statements, as well as the 2017 Annual Information Form and 2018 Prospectus Supplement. See also “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness” and “Risk Factors” in the 2018 Prospectus Supplement.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar, primarily the Euro, GBP and AUD, which are the primary depositing currencies of the Corporation’s customers. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, which is the primary currency of game play on certain of the Corporation’s product offerings, have in the past reduced, and may in the future reduce, the purchasing power of the Corporation’s customers, thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate some of its foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. The Corporation recorded foreign currency gains of $10.0 million and foreign currency losses of $2.6 million in the three months ended September 30, 2018 and 2017, respectively, and foreign currency losses of $59.0 million and foreign currency gains of $2.3 million in the nine months ended September 30, 2018 and 2017, respectively. For additional information on derivatives, see also notes 2 and 21 in the 2017 Annual Financial Statements and note 12 in the Q3 2018 Financial Statements. Management monitors movements in foreign exchange rates by frequently reviewing key currency exposures. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Risk

The Stars Group’s exposure to changes in interest rates (particularly fluctuations in LIBOR and EURIBOR) relates primarily to interest paid on The Stars Group’s long-term indebtedness, as well as the interest earned on and market value of its cash, money market funds and debt instruments held at fair value through other comprehensive income investments. The Stars Group is also exposed to fair value interest rate risk on its fixed rate Senior Notes and First Term Lien Loans. The Stars Group attempts to mitigate cashflow interest rate risk on the First Lien Term Loans through the Swap Agreements (as defined below) but remains exposed to cash flow interest rate risk on the unhedged elements of the First Lien Term Loans, which bear interest at variable rates.

As of September 30, 2018, the USD First Lien Term Loan has a LIBOR floor of 0% and as such, the interest rate cannot decrease below 3.50%. The EUR First Lien Term Loan (as defined below) has a EURIBOR floor of 0% and as such, the interest rate cannot decrease below 3.75%. Management monitors movements in the interest rates by frequently reviewing the EURIBOR and LIBOR. Including the impact of the Swap Agreements, the effect on earnings before taxes of a 10 basis points strengthening or weakening in the LIBOR rate would have an annualized impact of $0.6 million. EURIBOR is currently negative; however, if it were to turn positive by 10 basis points the annualized impact would be $1.0 million.

The Stars Group’s cash consists primarily of cash on deposit with banks and its investments consist primarily of certain highly liquid, short-term instruments, including money market funds. The Stars Group’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on The Stars Group’s cash and investments and the market value of those investments. However, any realized gains or losses resulting from such interest rate changes would occur only if The Stars Group sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Long-Term Debt

The following is a summary of long-term debt outstanding as at September 30, 2018 and December 31, 2017 (all capitalized terms used in the table below relating to such long-term debt are defined below):

In thousands of U.S. Dollars	Interest rate	September 30, 2018, Principal outstanding balance in local denominated currency	September 30, 2018 Carrying amount	December 31, 2017, Principal outstanding balance in local denominated currency	December 31, 2017 Carrying amount
Revolving Facility	5.47%	100,000	92,840	—	—
USD First Lien Term Loan	5.83%	3,566,063	3,483,117	—	—
EUR First Lien Term Loan	3.75%	850,000	963,910	—	—
Senior Notes	7.00%	1,000,000	979,783	—	—
Previous USD First Lien Term Loan	5.32%	—	—	1,895,654	1,848,397
Previous EUR First Lien Term Loan	3.25%	—	—	382,222	453,540
USD Second Lien Term Loan	8.69%	—	—	95,000	56,632
Total long-term debt			5,519,650		2,358,569
Current portion			35,750		4,990
Non-current portion			5,483,900		2,353,579

The increase in outstanding long-term debt from December 31, 2017 to September 30, 2018 was primarily the result of the proceeds from the issuance of First Lien Term Loans and Senior Notes partially offset by scheduled quarterly debt principal repayments and the repayment of the entire balance of the Previous First Lien Term Loans and the USD Second Lien Term Loan. For additional information regarding the interest on the Corporation’s outstanding long-term debt, including the effective interest rates, see the Q3 2018 Financial Statements. To manage its interest rate exposure on certain of its debt, the Corporation entered into the Swap Agreements.

The contractual principal repayments over the next five years of the Corporation’s long-term debt outstanding as of September 30, 2018, amount to the following:

In thousands of U.S. Dollars	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Revolving Facility	—	—	—	—	100,000	—
USD First Lien Term Loan	35,750	35,750	35,750	35,750	35,750	3,387,358
EUR First Lien Term Loan	—	—	—	—	—	986,781
Senior Notes	—	—	—	—	—	1,000,000
Total	35,750	35,750	35,750	35,750	135,750	5,374,139

In connection with the SBG Acquisition on July 10, 2018, the Corporation completed the SBG Financing, which included a combination of debt and equity financing. The debt portion of the SBG Financing was comprised of the Revolving Facility, the First Lien Term Loans and the Senior Notes, each of which are described below. The equity portion of the SBG Financing was comprised of the Equity Offering. See “Overview and Outlook—Recent Corporate

and Other Developments—Equity Offering” and note 14 in the Q3 2018 Financial Statements for additional information relating to the Equity Offering.

Revolving Facility

On July 10, 2018, as part of the SBG Financing, the Corporation replaced its first lien revolving credit facility of $225 million with a new first lien revolving facility of $700 million (the “Revolving Facility”). Maturing on July 10, 2023, the Revolving Facility has an interest rate of LIBOR plus 3.25% (and EURIBOR or BBR plus 3.25% for borrowings in Euros and Australian Dollars, respectively). The margin for the Revolving Facility is subject to leverage-based step-downs. The commitment fee on the Revolving Facility varies based on first lien leverage and ranges from 0.250% to 0.375%. Borrowings under the Revolving Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties. To the extent the Corporation’s aggregate drawings on and certain letters of credit against the Revolving Facility exceed 35% of the Revolving Facility, the Corporation must comply on a quarterly basis with a maximum net first lien senior secured leverage ratio of 6.75 to 1.00.

The Revolving Facility can be used for working capital needs and for general corporate purposes. As of September 30, 2018, the Corporation had drawn $100.0 million under the Revolving Facility and had $74.2 million of letters of credit issued but undrawn thereunder. On October 24, 2018, the Corporation fully repaid the outstanding $100.0 million drawn under its Revolving Facility, including accrued and unpaid interest, using cash on its balance sheet. Availability under the Revolving Facility as of the date hereof is $625.8 million. As of September 30, 2018, the Corporation was in compliance with all covenants related to the Revolving Facility.

In connection with the Corporation’s previously reported appeal of the December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation has currently delivered cash collateral in the amount of $5 million and letters of credit in the aggregate amount of $62.5 million. For additional information on the proceedings in Kentucky, see below under “Legal Proceedings and Regulatory Actions” and the 2017 Annual Reports, including under the heading “Legal Proceedings and Regulatory Actions” in each of the 2017 Annual Information Form and the 2018 Prospectus Supplement, and note 30 of the 2017 Annual Financial Statements.

First Lien Term Loans

As noted above, on July 10, 2018, the Corporation completed the SBG Financing, which replaced, among other things, the Previous USD First Lien Term Loans and Previous EUR First Lien Term Loans with new USD first lien term loans of $3.575 billion priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and new EUR first lien term loans of €850 million priced at EURIBOR plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), respectively, each with a maturity date of July 10, 2025 and a floor of 0%. Starting on the last business day of the first fiscal quarter ending after July 10, 2018, the USD First Lien Term Loan requires scheduled quarterly payments in amounts equal to 0.25% of the aggregate principal amount of the USD First Lien Term Loan, with the balance due at maturity. There is no amortization on the EUR First Lien Term Loan.

On July 10, 2018, in connection with the SBG Financing, the Corporation, lenders and Deutsche Bank AG New York Brank, as agent, and certain other parties entered into a new credit agreement (the “Credit Agreement”) for the First Lien Term Loans and the Revolving Facility to, among other things, reflect the foregoing transactions and continue to add certain operational and financial flexibility, particularly as it relates to the Corporation on a combined basis following the SBG Acquisition.

Consistent with the credit agreement for the Previous First Lien Term Loans, the Credit Agreement contains customary restrictive covenants and also provides for customary mandatory prepayments, including a customary excess cash flow sweep. See note 11 in the Q3 2018 Financial Statements for further information in respect of the restrictive covenants. As of September 30, 2018, the Corporation was in compliance with all covenants related to the First Lien Term Loans.

As described above under “—Market Risk—Interest Rate Risk”, the Corporation is exposed to fluctuations in the LIBOR and EURIBOR rates and foreign exchange rates as certain of its indebtedness has variable interest rates and is denominated in a number of different currencies, which could lead to increased interest and foreign exchange charges. See also “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”, and in the 2018 Prospectus Supplement under the heading “Risk Factors”.

Previous First and Second Lien Term Loans

On August 1, 2014, the Corporation completed the Stars Interactive Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans, which were refinanced in August 2015 (the “Refinancing”), repriced in March 2017 (the “Repricing”) and amended and extended on April 6, 2018 to repay the USD Second Lien Term Loan and to complete the previously announced acquisition of an additional 18% equity interest in BetEasy and BetEasy’s acquisition of TSGA (collectively the “April 2018 Amend and Extend”).

Giving effect to the above noted Refinancing, Repricing, and the April 2018 Amend and Extend, immediately prior to the SBG Financing, the then-existing first lien term loans consisted of a $2.17 billion first lien term loan priced at LIBOR plus 3.00% (the “Previous USD First Lien Term Loan”) and a €500 million first lien term loan priced at EURIBOR plus 3.25% (the “Previous EUR First Lien Term Loan” and, together with the Previous USD First Lien Term Loan, the “Previous First Lien Term Loans”), each with a maturity date of April 6, 2025 and a floor of 0%. In connection with the April 2018 Amend and Extend, the Corporation fully repaid the second lien term loan which consisted of a $95 million loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”). As of such date, the Corporation had no further obligations under or with respect to the same. In addition, as previous disclosed, in connection with the SBG Financing, the Corporation fully repaid the Previous First Lien Term loans, and thereafter had no further obligations under or with respect to the same.

7.00% Senior Notes

As previously disclosed, two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), issued the 7.00% Senior Notes due 2026 (the “Senior Notes”) on July 10, 2018 at par in an aggregate principle amount of $1.00 billion. The Senior Notes mature on July 15, 2026. Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The Senior Notes are guaranteed by each of the Issuers’ restricted subsidiaries that guarantees the Revolving Facility. The Senior Notes are the Issuers’ senior unsecured obligations and rank equally in right of payment with all of the Issuers’ existing and future senior indebtedness.

The indenture governing the Senior Notes (the “Indenture”) provides the holders of the Senior Notes with customary rights, including the right to require Stars Group Holdings B.V. to offer to repurchase the Senior Notes in certain limited circumstances and it also provides the Issuers with the right to redeem some or all of the Senior Notes at defined redemption prices based on when the redemption occurs. The Senior Notes include, among other terms and conditions, certain customary limitations on the Issuers’ ability to take certain actions or engage in certain activities. See note 11 in the Q3 2018 Financial Statements for further information in respect of the terms and conditions of the Indenture and Senior Notes. As of the date hereof, the aggregate principal amount of outstanding Senior Notes is $1.00 billion.

Hedging Activities

Subsequent to the SBG Financing, the Corporation entered into the Swap Agreements (as defined below) to manage the foreign exchange risk and interest rate exposure under the Credit Agreement. At the time of entering into the Swap Agreements, the Corporation unwound and settled the Previous Swap Agreements (as defined below) for a cash payment of $61.1 million.

Swap Agreements

During the three months ended September 30, 2018 and following the SBG Financing, a subsidiary of the Corporation entered into USD-EUR cross-currency interest rate swap agreements with a notional amount of €1.99 billion ($2.33 billion) (the “EUR Cross-Currency Interest Rate Swaps”), EUR-GBP cross-currency interest rate swap agreements with a notional amount of £1.00 billion (€1.12 billion) (the “GBP Cross-Currency Interest Rate Swaps” and together with the EUR Cross-Currency Interest Rate Swaps, the “Cross-Currency Interest Rate Swaps”) each set to mature in July 2023. The EUR Cross-Currency Interest Rate Swaps fix the USD to EUR exchange rate at 1.167 and fix the Euro interest payments at an average rate of 3.6%. The GBP Cross-Currency Interest Rate Swaps fix the EUR to GBP exchange rate at 0.889 and fix the GBP interest payments at an average rate of 5.4%. The Cross-Currency Interest

Rate Swaps have a profile that amortizes in line with the USD First Lien Term Loan. The Corporation also entered into an amortizing interest rate swap agreement with a notional amount of $700 million (the “Interest Rate Swap” and together with the Cross-Currency Interest Rate Swaps, the “Swap Agreements”). The Interest Rate Swap, which is set to mature in July 2023, swaps USD three-month LIBOR to a fixed interest rate of 2.82%.

Upon entering into the EUR Cross-Currency Interest Rate Swaps and the Interest Rate Swap, the instruments were designated in cash flow hedge relationships to hedge the interest rate and, in the case of the EUR Cross-Currency Interest Rate Swaps, the foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 3.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 0%).

Previous Swap Agreements

On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements with a notional amount of $1.74 billion (the “March 2015 Swap Agreements”). The March 2015 Swap Agreements, which were set to mature in August 2019 (but were settled early as described above), fixed the USD to EUR exchange rate at 1.110 and fixed the Euro interest payments at an average rate of 4.6%. In connection with an August 2015 refinancing of the Corporation’s then-outstanding debt, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a notional amount of $325 million (the “August 2015 Swap Agreements” and together with the March 2015 Swap Agreements, the “Previous Swap Agreements”). The August 2015 Swap Agreements, which were set to mature in August 2019 (but were settled early as described above), fixed the USD to EUR exchange rate at 1.094 and fixed the Euro interest payments at an average rate of 4.7%.

During the three months ended March 31, 2017, the Corporation unwound and settled a notional principal amount of $616.5 million of the Previous Swap Agreements for cash proceeds of $13.9 million. As described above, during the three months ended September 30, 2018, the Corporation unwound and settled the remaining USD notional principal amount of $1.39 billion related to the Previous Swap Agreements for a cash payment of $61.1 million.

As previously disclosed, a portion of Previous Swaps were initially designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the Previous USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). As part of the repricing and retranching of the Previous First Lien Term Loans on March 3, 2017, the Corporation reduced the applicable interest rate margin on the Previous First Lien Term Loans by 50 basis points to LIBOR plus a 3.5% margin with a LIBOR floor of 1%. As a result, the Corporation de-designated and re-designated the applicable hedging instruments in new hedge accounting relationships.

Net investment hedge accounting

Upon completion of the SBG Financing, the Corporation designated a portion of the carrying amount of the USD First Lien Term Loan and the carrying amount of the Senior Notes as a foreign exchange hedge of its net investment in its USD foreign operations. During a portion of the nine months ended September 30, 2018 and during a portion of the year ended December 31, 2017, the Corporation designated a portion of the carrying amount of the Previous USD First Lien Term Loan, the carrying amount of the USD Second Lien Term Loan and its then-outstanding deferred contingent payment (i.e., the deferred purchase price for the Stars Interactive Group Acquisition) as a foreign exchange hedge of its net investment in its USD foreign operations. Accordingly, the portion of the translation impact arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the translation impact arising from translation of the Corporation’s net investment in its USD foreign operations.

Upon entering into the GBP Cross-Currency Interest Rate Swaps, the Corporation designated these instruments as a foreign exchange hedge of its net investment in its GBP foreign operations. Accordingly, the portion of the translation impact arising from the translation of the GBP-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the translation impact arising from translation of the Corporation’s net investment in its GBP foreign operations.

For the three and nine months ended September 30, 2018, the Corporation recorded an unrealized exchange loss on translation of $0.6 million and an unrealized exchange gain on translation of $25.3 million, respectively (for the three and nine months ended September 30, 2017 – $nil for both periods), in the “Cumulative translation adjustment” in reserves related to these hedging relationships.

As at September 30, 2018, a notional principal amount of $3.03 billion of the USD First Lien Term Loan was covered under the Swap Agreements, and the remaining $537.6 million USD First Lien Term Loan is exposed to fluctuations in interest rates. As at September 30, 2018, the fair value of the Swap Agreements represented a liability of $17.2 million. As a result of the EUR Cross-Currency Interest Rate Swaps and the Previous Swap Agreements, the Corporation recorded cash inflows of $10.5 million during the quarter recorded through net financing charges in the Q3 2018 Financial Statements. As a result of the GBP Cross-Currency Interest Rate Swaps, the Corporation recorded cash outflows of $4.9 million during the quarter recorded through other comprehensive loss.

See note 31 in the 2017 Annual Financial Statements for further information in respect of financial instruments.

RECONCILIATIONS

To supplement its Q3 2018 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below. The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, Free Cash Flow and the numerator of QNY for the United Kingdom segment, each as presented in this MD&A. The Corporation does not provide a reconciliation for the numerator of QNY for the International and Australia segments as the revenue components thereof (i.e., Poker, Gaming and Betting, as applicable) and Other revenues are set forth in “Segment Results of Operations” above.

Adjusted EBITDA

	Three Months Ended September 30, 2018
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	137,507	(28,635)	(25,973)	(73,169)	9,730

Income tax recovery	—	—	—	13,189	13,189
Net financing charges	—	—	—	(74,360)	(74,360)

Operating income (loss)	137,507	(28,635)	(25,973)	(11,998)	70,901

Depreciation and amortization	34,398	53,642	10,855	43	98,938
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	1,667	1,667
Stock-based compensation	—	—	—	3,154	3,154
Loss from investments and associates	123	—	—	—	123
Impairment of intangibles assets and assets held for sale	3,869	—	—	—	3,869
Other costs	6,331	2,936	10,354	(21)	19,600
Total adjusting items	10,323	2,936	10,354	4,800	28,413

Adjusted EBITDA	182,228	27,943	(4,764)	(7,155)	198,252

	Nine Months Ended September 30, 2018
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	412,723	(28,635)	(33,620)	(421,201)	(70,733)

Income tax recovery	—	—	—	15,438	15,438
Net financing charges	—	—	—	(273,071)	(273,071)
Net earnings from associates	1,068	—	—	—	1,068

Operating income (loss)	411,655	(28,635)	(33,620)	(163,568)	185,832

Depreciation and amortization	108,354	53,642	20,723	62	182,781
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	112,485	112,485
Stock-based compensation	—	—	—	8,802	8,802
Loss from investments and associates	370	—	—	—	370
Impairment of intangibles assets and assets held for sale	4,943	—	—	—	4,943
Other costs	7,703	2,936	20,758	14,935	46,332
Total adjusting items	13,016	2,936	20,758	136,222	172,932

Adjusted EBITDA	533,025	27,943	7,861	(27,284)	541,545

	Three Months Ended September 30, 2017
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	130,493	—	—	(54,619)	75,874

Income tax recovery	—	—	—	(2,186)	(2,186)
Net financing charges	—	—	—	(38,095)	(38,095)
Net loss from associates	(2,569)	—	—	—	(2,569)
		—	—
Operating income (loss)	133,062	—	—	(14,338)	118,724

Depreciation and amortization	36,626	—	—	5	36,631
Add (deduct) the impact of the following:
Stock-based compensation	—	—	—	3,298	3,298
Gain from investments	(8,920)	—	—	—	(8,920)
Reversal of impairment of intangibles assets and assets held for sale	(1,117)	—	—	—	(1,117)
Other costs	3,229	—	—	3,922	7,151
Total adjusting items	(6,808)	—	—	7,220	412

Adjusted EBITDA	162,880	—	—	(7,113)	155,767

	Nine Months Ended September 30, 2017
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	378,666	—	—	(166,556)	212,110

Income tax recovery	—	—	—	(856)	(856)
Net financing charges	—	—	—	(119,593)	(119,593)
Net loss from associates	(2,569)	—	—	—	(2,569)

Operating income (loss)	381,235	—	—	(46,107)	335,128

Depreciation and amortization	108,814	—	—	152	108,966
Add (deduct) the impact of the following:
Stock-based compensation				7,914	7,914
Gain from investments	(9,137)	—	—	(4,429)	(13,566)
Reversal of impairment of intangibles assets and assets held for sale	(6,162)	—	—	(2,267)	(8,429)
Other costs	3,514	—	—	19,778	23,292
Total adjusting items	(11,785)	—	—	20,996	9,211

Adjusted EBITDA	478,264	—	—	(24,959)	453,305

Adjusted Net Earnings and Adjusted Diluted Earnings per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars (except per share amounts)	2018	2017	2018	2017
Net earnings (loss)	9,730	75,874	(70,733)	212,110
Income tax (recovery) expense	(13,189)	2,186	(15,438)	856
Net loss (earnings) before tax	(3,459)	78,060	(86,171)	212,966
Add (deduct) the impact of the following:
Interest accretion	8,984	10,767	30,064	35,708
Loss on debt extinguishment	18,521	—	143,497	—
Re-measurement of contingent consideration	5,056	—	8,753	—
Re-measurement of Embedded Derivative	(11,300)	—	(11,300)	—
Ineffectiveness on cash flow hedges	(11,949)	—	(11,949)	—
Acquisition-related costs and deal contingent forwards	1,667	—	112,485	—
Amortization of acquisition intangibles	92,107	31,077	154,965	93,227
Stock-based compensation	3,154	3,298	8,802	7,914
(Gain) loss from investments and associates	123	(6,353)	(698)	(10,998)
Impairment (reversal of impairment) of intangibles assets and assets held for sale	3,869	(1,117)	4,943	(8,429)
Other costs (income)	19,600	7,151	46,332	23,292
Adjust for income tax expense	(6,873)	(3,288)	(10,438)	(6,690)
Adjusted Net earnings	119,500	119,595	389,285	346,990
Adjusted Net earnings attributable to
Shareholders of The Stars Group Inc.	119,961	119,595	389,430	346,990
Non-controlling interest	(461)	—	(145)	—

Adjusted Net earnings	119,500	119,595	389,285	346,990

Weighted average diluted number of shares	269,526,633	204,800,009	232,640,294	202,796,952
Adjusted Diluted Net Earnings per Share attributable to Shareholders of The Stars Group Inc.	0.45	0.58	1.67	1.71

The table below presents certain items comprising “Other costs (income)” in the Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Earnings per Share reconciliation tables above:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
In thousands of U.S. Dollars	$000's	$000's	$000's	$000's
Integration costs	17,088	—	28,555	—
Financial (income) expenses	(4,948)	2,839	(2,899)	3,062
Termination of employment agreements	4,486	1,358	6,544	4,166
AMF and other investigation professional fees	(888)	(1,265)	3,771	3,888
Lobbying (US and Non-US) and other legal expenses	4,260	2,916	9,918	12,233
Non-recurring professional fees	1,423	664	1,976	2,168
Retention bonuses	25	41	259	1,271
Loss on disposal of assets	—	338	41	599
Austria gaming duty	(3,679)	—	(3,679)	(5,000)
Termination of affiliate agreements	—	—	—	407
Other	1,833	260	1,846	498
Other costs	19,600	7,151	46,332	23,292

Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Net cash inflows from operating activities	73,227	144,870	369,307	370,843
Customer deposit liability movement	1,552	(2,884)	(12,349)	22,398
	74,779	141,986	356,958	393,241
Capital Expenditure:
Additions to deferred development costs	(16,496)	(6,275)	(32,686)	(16,701)
Additions to property and equipment	(9,530)	(3,253)	(18,791)	(5,507)
Additions to intangible assets	(4,426)	(565)	(16,268)	(1,484)
Interest paid	(62,113)	(30,556)	(128,391)	(95,620)
Debt principal repayments	(8,937)	(6,031)	(20,430)	(18,901)
Free Cash Flow	(26,723)	95,306	140,392	255,028

United Kingdom Segment QNY

The table below presents proforma revenue for the United Kingdom segment for the three months ended September 30, 2018, which includes revenue earned by SBG prior to the SBG Acquisition, for use in the calculation of the numerator of QNY for the United Kingdom for the applicable period:

In thousands of U.S. Dollars	$
Revenue as reported for the three months ended September 30, 2018
Poker	2,884
Gaming	73,318
Betting	85,189
Total	161,391
Add: pre-acquisition revenue	28,018
Revenue as adjusted for QNY	189,409

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS. The presentation currency for each period presented below was and remains the U.S. dollar.

	For the three months ended
	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,
In thousands of U.S. Dollars (except per share amounts)	2016	2017	2017	2017	2017	2018	2018	2018
Revenue	310,286	317,317	305,305	329,443	360,247	392,891	411,512	571,983
Gross Profit	254,045	254,857	252,637	266,966	290,355	312,627	327,875	442,757
Operating Income	81,527	110,886	105,517	118,724	113,240	113,866	1,064	70,901
Net Earnings (Loss)	45,039	65,753	70,483	75,874	47,175	74,361	(154,824)	9,730
Basic Net Earnings (Loss) per Common Share	$ 0.31	$ 0.45	$ 0.48	$ 0.52	$ 0.32	$ 0.51	$(1.01)	$0.06
Diluted Net Earnings (Loss) per Common Share	$ 0.23	$ 0.33	$ 0.35	$ 0.37	$ 0.23	$ 0.36	$(1.01)	$0.06

The year-over-year consolidated revenue increases since the third quarter of 2017 as compared to the prior year periods were primarily attributable to Gaming and Betting revenues in what is now the International segment resulting from the continued rollout of casino and sports betting product offerings and the expansion of the geographical reach of such product offerings into eligible markets, in addition to the positive impact on poker revenues from the introduction of the Stars Rewards program. Quarterly consolidated revenues in 2018 were also positively impacted by the SBG Acquisition and the Australian Acquisitions.

For a discussion of results, trends and variances, including the impact of foreign currency fluctuations, over the three and nine months ended September 30, 2018 and 2017, see “Consolidated Results of Operations and Cash Flows”, “Segment Results of Operations”, and “Liquidity and Capital Resources” contained in this MD&A.

Given the nature of the Corporation’s business, including, without limitation, the extent of certain non-recurring and other costs, instead of evaluating IFRS net earnings alone, the Corporation also analyzes Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Earnings, Adjusted Net Diluted Earnings per Share and Free Cash Flow on a consolidated and segmental basis, as applicable, to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that these measures provide useful information about its operating results and enhances the overall understanding of its past performance and future prospects, as well as its performance against peers and competitors. See “Consolidated Results of Operations and Cash Flows”, “Segment Results of Operations” and “Reconciliations” above.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of the Corporation’s customers are located, and the related climate and weather in such geographies, among other things, revenues from operations, key metrics and customer activity have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. The Betting operations of the Corporation are also subject to the seasonal variations dictated by the various sports calendars, which will have an effect on its financial performance. A significant proportion of the Corporation’s current and future Betting revenue is and will continue to be generated from bets placed on European football, which has an off-season in the summer that can cause a corresponding temporary decrease in its respective revenues. The Corporation’s ability to generate revenues is also affected by the scheduling of major sporting events that do not occur annually, such as the World Cup, and the UEFA European Championships. In addition, the ability to generate revenue will be dependent on the progression and results of certain teams within specific tournaments and the failure of such team to progress, or adverse results of such teams, may have adverse consequences on the financial performance of the Corporation. Also, the cancellation of sporting events and races could negatively impact Stakes and revenues. Additionally, with respect to online Betting, revenues from that line of operation generally fluctuate in line with Betting Net Revenue Margin. However, the impact on revenues may be mitigated by the positive or negative impact of Betting Net Revenue Margin on Stakes, which can fluctuate inversely with such margins. As a result, prolonged periods of high Betting Net Win Margin can negatively impact customer experience, enjoyment and engagement levels thereby resulting in lower customer wagering volumes on Betting or other gaming verticals. Conversely, while periods of low Betting Net Win Margin tend to negatively impact revenues, this may be partially mitigated by increased customer wagering volume (generally referred to as recycling of winnings) due to the positive impact of customer-favorable results on customer experience, enjoyment and engagement. Further, changes to the Corporation’s use of various offsets to revenues including free bets, bonuses and promotions, and/or loyalty program rewards impact reported revenue, which could also cause fluctuations. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Overview and Outlook” above, and “Risk Factors and Uncertainties” below, and the 2017 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality and Other Factors Impacting the Business” therein, and the 2018 Prospectus Supplement, including, without limitation, under the heading “Risk Factors” and “Business of The Stars Group—Seasonality and Other Factors Impacting the Business”.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies, critical accounting estimates and judgments, and related information, see notes 2 and 3 to the Q3 2018 Financial Statements and 2017 Annual Financial Statements. Other than as set forth below, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments during the three and nine months ended September 30, 2018.

Sources of Estimation Uncertainty

Valuation of acquired intangible assets

Acquisitions may result in the recognition of certain intangible assets, recognized at fair value, including but not limited to, software technology, customer relationships, below market significant contracts and brands. Key estimates made by management in connection with the valuation of acquired intangible assets relating to the SBG Acquisition and the Australian Acquisitions included:

(i)	Discount rates –The Corporation used discount rates of 7% to 10%.
(ii)	Attrition rates – The Corporation valued certain intangibles using estimated attrition rates of 3% to 10%.
(iii)	Technology migration – The Corporation valued technology intangibles using estimated useful lives of 5 to 7 years based on the planned migration towards newer developed technology.
(iv)	Technology royalty rate – The Corporation valued certain technology intangibles using royalty rates of 5% to 10%.
(v)	Brand royalty rate – The Corporation valued brands using royalty rates of 2.5% to 5%.
(vi)

Estimating future cash flows –The Corporation considered historical performance and industry assessments among other sources in the estimation of the cash flows. Significant estimation uncertainty exists with respect to forecasting and growth assumptions used in the valuation of intangibles.

Valuation of contingent payment on acquisition of non-controlling interest

As part of the incremental acquisition of an 18% equity interest in BetEasy, BetEasy’s management team will be entitled to an additional payment of up to $182 million in 2020, subject to certain performance conditions, primarily related to operating performance, and payable in cash and/or additional Common Shares at The Stars Group’s discretion. The Corporation considered this additional payment to be a contingent payment and accounted for it as part of the purchase price related to the acquisition of the 18% equity interest in BetEasy. The contingent payment is subsequently recorded at fair value at each balance sheet date, with re-measurements recorded within net financing costs in the unaudited interim condensed statement of earnings. In valuing the contingent payment as at the acquisition date and at period end, the Corporation used a discount rate of 8% for both periods, based on the term of the contingent payment period and credit risk of the counterparty and earnings volatility of 25% - 30% for both periods, based on historical performance and market indicators.

Critical Accounting Judgments

Valuation of acquired intangible assets

The intangible assets described in the sources of estimation uncertainty section above are valued using various valuation methodologies, such as the market, income and cost methods. In applying these methodologies, management makes certain key judgments and assumptions. These judgments and assumptions are highly subjective and the ability to realize the future cash flows used in fair value calculations may be affected by changes in economic conditions, economic performance or business strategies. For further information regarding the valuation of acquired intangible assets, see note 4 in the Q3 2018 Financial Statements.

Acquisition of BetEasy – Control assessment

As previously reported, the Corporation acquired a 62% equity interest in BetEasy on February 27, 2018, and a further 18% equity interest on April 24, 2018. As is typical, the shareholders agreement entered into with the minority shareholders of BetEasy in connection with the Australian Acquisitions includes a number of rights and protections for the minority shareholders in certain circumstances that are directly harmful to the minority, including as it relates to significant changes to business scope, material acquisitions or financing. In the Corporation’s judgment such minority shareholder rights are protective rights and the Corporation has control in accordance with IFRS 3, Business Combinations.

Debt extinguishment

As discussed in note 11 in the Q3 2018 Financial Statements, on April 6, 2018, the Corporation amended its long-term debt in connection with the Australian Acquisitions (the April 2018 Amend and Extend) and recorded the amendment as an extinguishment for accounting purposes as the debt was repayable at par, and no termination costs were incurred. On July 10, 2018, the Previous First Lien Term Loans were repaid in full and the transaction was recorded as an extinguishment for accounting purposes. No termination costs were incurred upon repayment.

Recognition of Embedded Derivatives

The Senior Notes include certain embedded features allowing the Corporation to redeem the Senior Notes or allowing the holders to require a redemption of the Senior Notes. Management applied its judgment in determining whether the features represent embedded derivatives required to be bifurcated from the carrying value of the Senior Notes, including in relation to the assessment of whether the features are closely related to the host contract (i.e., the Indenture). Certain features, as discussed in notes 11 and 12 in the Q3 2018 Financial Statements, were bifurcated from the carrying value of the Senior Notes.

RECENT ACCOUNTING PRONOUNCEMENTS

New Significant Accounting Policies Adopted

IFRS 9, Financial Instruments

The Corporation has applied IFRS 9, Financial Instruments retrospectively from January 1, 2018. In accordance with the practical expedients permitted under the standard, comparative information for 2017 has not been restated.

For further information regarding the impact of IFRS 9, see note 17 in the Q3 2018 Financial Statements.

Financial Assets

Financial assets are initially recognized at fair value and from January 1, 2018 are classified into one of the following measurement categories:

•	Those to be measured subsequently at fair value, either through profit or loss or other comprehensive income; or
•	Those to be measured at amortized cost.

The classification depends on the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Corporation only reclassifies debt instruments when its business model for managing those assets changes.

For assets measured at fair value, gains and losses are recorded in profit or loss or other comprehensive income. For investments in debt instruments, the classification depends on the business model and the contractual terms of the respective cash flows for which the investment is held. For investments in equity instruments that are not held for trading, the classification depends on whether the Corporation has made an irrevocable election at the time of initial recognition to account for the equity instruments at fair value through other comprehensive income.

At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not measured at FVTPL (as defined below), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Corporation’s business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which the Corporation classifies its debt instruments:

•

Amortized cost: assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through other comprehensive income (“FVOCI”): assets that are held for collection of contractual cash flows and for sale, where the cash flows represent solely payments of principal and interest are measured at FVOCI. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest revenue and foreign exchange gains and losses recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through profit or loss (“FVTPL”): assets that do not meet the criteria for classification as amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the unaudited interim condensed consolidated statements of earnings.

Equity instruments

The Corporation subsequently measures all equity instruments at fair value, except for equity instruments for which equity method accounting is applied. Where the Corporation’s management elects to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss upon the derecognition of those instruments. Equity instruments are designated as FVOCI on an instrument-by-instrument basis when the conditions are met based on the nature of the instrument. Dividends from such instruments continue to be recognized in profit or loss when the Corporation’s right to receive payment is established.

Changes in the fair value of financial assets at FVTPL are recognized in the unaudited interim condensed consolidated statements of earnings.

Impairment

At the end of each reporting period, the Corporation assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment provision recorded in respect of debt instruments carried at amortized cost and FVOCI is determined at 12-months expected credit losses on the basis that the Corporation considers these instruments as low risk.

The Corporation applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The forward-looking element in determining impairment for financial assets is derived from comparison of current and projected macro-economic indicators covering primary markets in which the Corporation operates.

Financial Liabilities

Debt modification

The Corporation may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. For debt repayable at par with nominal break costs, the Corporation has elected to account for such debt modifications as equivalent to repayment at no cost of the original financial instrument and an origination of new debt at market conditions. Resetting the debt to market conditions with the same lender has the same economic substance as extinguishing the original financial instrument and originating new debt with a third-party lender at market conditions. The transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any unamortized costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment.

For all other debt, the accounting treatment of debt modifications depends upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when either: (i) the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt or (ii) management determines that other changes to the terms of the amended agreement, such as a change in the environment in which a floating interest rate is determined, are substantially different. If the modification is considered to be substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any unamortized costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered to be substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Derivatives

The Corporation uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value in the unaudited interim condensed consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the unaudited interim condensed consolidated statements of earnings.

Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources.

As permitted by IFRS 9, the Corporation has elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9.

IFRS 15, Revenues from Contracts with Customers

The Corporation has applied IFRS 15, Revenues from Contracts with Customers from January 1, 2018. As permitted, the Corporation has applied IFRS 15 using the modified retrospective approach, whereby the cumulative impact of adoption is recognized in opening retained earnings. Comparative information for 2017 has not been restated.

The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

For further information regarding the impact of IFRS 15, see note 17 in the Q3 2018 Financial Statements.

New Accounting Pronouncements – Not Yet Effective

For a list of the new and revised accounting standards under IFRS that the Corporation has not yet applied, see the 2017 Annual Financial Statements. Subject to full analysis the Corporation does not currently expect that the adoption of such new and revised standards will have a material impact on the financial statements of The Stars Group in future periods, except as noted below:

IFRS 16, Leases

In 2016 the IASB issued IFRS 16 to replace IAS 17, Leases (“IAS 17”), effective January 1, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the quantitative impact of this standard and does not anticipate applying it prior to its effective date. However, qualitatively the Corporation currently expects the following material impacts:

(i)

an increase in total assets, as assets relating to leases currently accounted for as operating leases under IAS 17 will be recorded within property and equipment on the statement of financial position. Land and building represents the asset category expected to be materially impacted;

(ii)	an increase in total liabilities, as liabilities relating to leases currently accounted for as operating leases under IAS 17 will be recognized;
(iii)

operating lease expenses, which are currently included within general and administrative sales and marketing and research and development expenses based on the nature of the lease, will be reclassified and recalculated resulting in the recognition of depreciation expense, recorded within general and administrative expenses and interest accretion expense, recorded within net financing costs. As a result, operating income will be impacted;

(iv)	future depreciation and interest accretion for the Corporation’s historic leases will also be affected by its choice of transition options, which is still under review; and
(v)	there may be a corresponding effect on tax balances in relation to all of the above impacts.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2018, the Corporation had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

OUTSTANDING SHARE DATA

As at November 5, 2018
Common Shares issued and outstanding	272,075,286
Common Shares issuable upon exercise of options	4,780,405
Common Shares issuable upon settlement of other equity-based awards	982,362
Total Common Shares on a fully-diluted basis	277,838,053

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three and nine months ended September 30, 2018. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2017 Annual Reports, particularly under the heading “Legal Proceedings and Regulatory Actions” in each of the 2017 Annual Information Form and the 2018 Prospectus Supplement, and note 30 to the 2017 Annual Financial Statements.

Kentucky Proceeding

For information regarding the previously reported proceeding in Kentucky, see above under “Liquidity and Capital Resources—Credit Facility”, each of the 2017 Annual Information Form and the 2018 Prospectus Supplement, including under the heading “Legal Proceedings and Regulatory Actions” therein, and note 30 to the 2017 Annual Financial Statements.

The AMF Investigation and Related Matters

For information regarding the previously reported AMF investigation and related matters, see below and the 2017 Annual Information Form, including under the headings “Legal Proceedings and Regulatory Actions—AMF Investigation and Related Matters”, and under “Risk Factors and Uncertainties—The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospectus, operating results and financial condition” and the 2018 Prospectus Supplement, including under the headings “Legal Proceedings and Regulatory Actions—AMF Investigation and Related Matters”, and under “Risk Factors”.

Foreign Payments Matter

As previously disclosed, during its internal investigation with respect to the AMF matters, the Board became aware in 2016 of certain information which led it to undertake a review of whether the Corporation or any of its subsidiaries or personnel had made improper payments, directly or through external consultants, to governmental officials in certain jurisdictions outside of Canada and the United States.  The information which came to light as a result of the investigation into the AMF matters related to some of the Corporation’s historic business activities that primarily occurred prior to the Stars Interactive Group Acquisition.

The Board, with the involvement of external counsel, is continuing to review these matters.  This review includes reviewing historic and current operations, reviewing the Corporation’s use of external consultants in foreign markets, and revising internal policies and procedures.  As previously disclosed, as a result of this review, the Corporation voluntarily contacted the Royal Canadian Mounted Police (“RCMP”) in Canada and the Department of Justice and Securities Exchange Commission in the United States in 2016.  These authorities are investigating these matters and the Corporation continues to cooperate with the same, including, without limitation, by cooperating with the RCMP regarding matters related to the search warrant previously executed at the Corporation’s former Pointe-Claire, Quebec office, responding to information requests, and voluntarily providing records and information.  As a result of this continuing review, additional information could become known in the future.

Class Actions

U.S. Class Action

For information regarding the previously reported U.S. class action lawsuit, see the 2017 Annual Information Form and 2018 Prospectus Supplement. On August 3, 2018, the parties filed a stipulation of settlement with the court and on September 13, 2018, the court entered an order Granting Preliminary Approval of the settlement. The settlement, which will be funded entirely by the Corporation’s insurance carrier, is subject to final court approval.

Quebec Class Action

For information regarding the previously reported Quebec class action lawsuit, see the 2017 Annual Information Form and the 2018 Prospectus Supplement.

On or about July 25, 2018, a re-re-amended motion for authorization of a class action and for authorization to bring an action pursuant to Quebec securities law (the “Re-Re-Amended Derome Class Action”), Derome v. The Stars Group Inc. et al. (Case No. 500-06-000785), was filed in the Superior Court of Quebec, Province of Quebec, Canada, District of Montreal, amending previously filed proceedings. The Re-Re-Amended Derome Class Action names The Stars Group, Mr. Baazov, Mr. Sebag, certain of The Stars Group’s current directors, Mr. Gadhia and Mr. Goodson, and a former director, General Wesley K. Clark, as defendants. It was filed by an individual shareholder on behalf of himself and a class of persons, composed of a sub-class of primary market purchasers and a sub-class of secondary market purchasers, who purchased The Stars Group’s securities between March 31, 2014 and March 22, 2016 (the day before the announcement of the filing of charges brought by the AMF against Mr. Baazov).

The plaintiff generally alleges that throughout the class period the defendants violated certain Canadian securities laws by misrepresenting or failing to disclose (or acquiescing in the same), among other things, that Mr. Baazov allegedly was engaged in an insider trading scheme which allegedly made possible certain acquisitions of The Stars Group. The plaintiff also alleges that The Stars Group did not properly disclose that it had inadequate or ineffective internal controls, that one or more of its directors and Mr. Baazov were in breach of its Code of Business Conduct and that certain public statements made by The Stars Group in respect of the AMF Investigation were false or misleading.

The Re-Re-Amended Derome Class Action seeks damages stemming from losses the plaintiffs claim to have suffered as a result of the foregoing. The Stars Group believes that the Re-Re-Amended Derome Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that The Stars Group will be successful in its defense.

Preferred Share Conversion Appeal

For information regarding the appeal of the Ontario Superior Court of Justice’s dismissal of an application by certain holders of Preferred Shares regarding the Corporation’s mandatory conversion of its Preferred Shares, see “Overview and Outlook—Recent Corporate and Other Developments—Mandatory Conversion of Preferred Shares”.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

The applicable rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators require The Stars Group’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in such rules. In compliance with these rules, the Corporation has filed applicable certifications signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, to provide reasonable assurance that:

•	material information relating to the Corporation is made known to them by others, particularly during the period in which the annual and interim filings are being prepared; and
•

information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

Internal Control Over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s accounting and reporting standards.

During the second quarter of 2018, following the adoption of IFRS 9, “Financial Instruments”, management identified deficiencies relating to the design of controls over the Corporation’s accounting for debt and related disclosures. After evaluating these deficiencies, management concluded that there was a material weakness in ICFR and corresponding DC&P relating to the same. The material weakness was primarily a result of deficiencies in control design over a complex model that was previously developed to support the underlying accounting for debt. This impacted the effectiveness of the review performed of such information. Specifically, adequate controls were not in place to properly control the validation, access, updating, maintenance, and monitoring of outputs of and from such model.

Management has continued implementing its remediation plan to address this material weakness in the Corporation’s ICFR. The Corporation has redesigned its complex model used for validating, updating, maintaining and monitoring the Corporation’s accounting for debt and related balances, which now includes outputs that highlight the issues identified as part of the deficiency, making any similar recurrence of such issues obvious through operation of the control.  The Corporation also enhanced the control design regarding management’s review of the model to improve the effectiveness of the review by identifying the data and outputs of the model that must be considered.  During the quarter ended September 30, 2018, the Corporation also hired staff with significant experience in the financial reporting of debt and related balances. Management currently expects that the successful testing of these measures will allow it to conclude that the Corporation’s ICFR relating to debt and related disclosures, and corresponding DC&P relating to the same, are effective when assessing their effectiveness as at the end of the fourth quarter of 2018.

Management is dedicated to remediating the material weakness in the Corporation’s ICFR and in identifying and remediating internal control risks that could be material in the future, and it believes the foregoing efforts will effectively remediate the material weakness. As the Corporation implements these remediation efforts and continues to evaluate and work to improve its ICFR, management may determine that additional steps or measures may be necessary to address and remediate the material weakness or determine to modify the remediation efforts described above. The Corporation cannot provide assurance that these remediation efforts will be successful or that its ICFR will be effective in accomplishing all control objectives all of the time. If not remediated effectively, the material weakness in such ICFR may impact the accuracy and completeness of the Corporation’s financial statements.

The Corporation is committed to maintaining a strong control environment and continuously monitors and assesses the same, including its DC&P and ICFR, in an effort to achieve this goal. As such, management will continue to assess the effectiveness of the foregoing remediation efforts in connection with its evaluations of ICFR.

Changes to Internal Control Over Financial Reporting

Other than as described above, there has been no change in the Corporation’s ICFR that occurred during the three months ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

For the three and nine months ended September 30, 2018, the Corporation limited its assessment of ICFR and DC&P related to ICFR to exclude controls, polices and procedures of SBG and BetEasy (including TSGA), each of which is a business that was acquired not more than 365 days before the end of the third quarter of 2018. See “Overview and Outlook—Recent Corporate and Other Developments” for additional information. In respect of SBG, revenues, net loss, assets and liabilities that are included in the Corporation’s unaudited interim consolidated financial statements but were excluded from management’s assessment represent 12.2%, 25.3%, 48.3% and 10.4%  respectively, of the unaudited interim consolidated financial statement amounts as of or for, as applicable, the three months ended September 30, 2018 and 29.4%, and (184.1)%, of the revenues and net earnings of the unaudited interim consolidated financial statement amounts for the nine months ended September 30, 2018. In respect of BetEasy (including TSGA), revenues, net loss, assets and liabilities that are included in the Corporation’s unaudited interim consolidated financial statements but were excluded from management’s assessment represent 9.0%, 59.3%, 4.7% and 8.1%  respectively, of the unaudited interim consolidated financial statement amounts as of or for, as applicable, the three months ended September 30, 2018 and 9.1%, and (304.3)%, of the revenues and net earnings of the unaudited interim consolidated financial statement amounts for the nine months ended September 30, 2018.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business—If the Corporation’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected” in the 2017 Annual Information Form and “Risk Factors—If The Stars Group’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected” in the 2018 Prospectus Supplement.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the Q3 2018 Financial Statements, the 2017 Annual Reports, particularly under the heading “Risk Factors and Uncertainties” in the 2017 Annual Information Form, the 2018 Prospectus Supplement, particularly under the heading “Risk Factors”, and in other filings that the Corporation has made and may make in the future with applicable securities authorities, including those available on SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or the value of any other securities of the Corporation) could decline, and the Corporation’s securityholders could lose part or all of their investment.

FURTHER INFORMATION

Additional information relating to The Stars Group and its business, including, without limitation, the Q3 2018 Financial Statements, the 2017 Annual Reports, the 2018 Prospectus Supplement and other filings that The Stars Group has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of The Stars Group securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular for the most recent annual meeting of shareholders of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings, and public conference calls and webcasts. This list may be updated from time to time.

Toronto, Ontario
November 7, 2018

(Signed) “Brian Kyle”

_____________________

Brian Kyle
Chief Financial Officer